SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 21, 2009

Commission File Number: 333-09470

VIVO PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY

(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860

04583-110—São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	First Quarter Results as of March 31, 2009

COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01—IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73
4 - Registration Number (NIRE)
35300158792

01.02—HEAD OFFICE

1 - ADDRESS			2 - DISTRICT
Av. Doutor Chucri Zaidan, 860			Morumbi
3 - ZIP CODE	4 - MUNICIPALITY			5 - STATE
04583-110	São Paulo			SP
6 - AREA CODE	7 - TELEPHONE NUMBER	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEX
11	7420-1172	-	-	-
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
11	7420-2247	-	-
15 - E-MAIL

01.03—INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME
Ernesto Gardelliano
2 - ADDRESS			3 - DISTRICT
Av. Doutor Chucri Zaidan, 860			Morumbi
4 - ZIP CODE	5 - MUNICIPALITY			6 - STATE
04583-110	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEPHONE NUMBER	11 - TELEX
11	7420-1172	-	-	-
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX
11	7420-2247	-	-
16 - E-MAIL ir@vivo.com.br

01.04—GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER				PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	1	01/01/2009	03/31/2009	4	10/01/2008	12/31/2008
9 - AUDITOR						10 - CVM CODE
Ernst & Young Auditores Independentes S/S						00471-5
11 - NAME OF RESPONSIBLE PARTNER						12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER
Luiz Carlos Passetti						001.625.898-32

01.01—IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73

01.05—CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 03/31/2009	2 - PRIOR QUARTER 12/31/2008	3 - SAME QUARTER IN PRIOR YEAR 03/31/2008
SUBSCRIBED CAPITAL
1 - COMMON	136,275	134,150	524,932
2 - PREFERRED	238,064	234,369	917,186
3 - TOTAL	374,339	368,519	1,442,118
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	1,123	1,123	4,495
6 - TOTAL	1,123	1,123	4,495

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, industrial and others
2 - SITUATION
Operating
3 - SHARE CONTROL NATURE
Private holding
4 - ACTIVITY CODE
1130 - Telecommunications
5 - MAIN ACTIVITY
Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION
Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT
Unqualified

01.07—COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08—DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE
01	AGO/E (1)	03/19/2009	Interest on Shareholders’ equity	12/30/2009	Common	0.4385280101
02	AGO/E (1)	03/19/2009	Interest on Shareholders’ equity	12/30/2009	Preferred	0.4385280101
03	AGO/E (1)	03/19/2009	Dividends	12/30/2009	Common	0.7231586138
04	AGO/E (1)	03/19/2009	Dividends	12/30/2009	Preferred	0.7231586138

(1)	General / Extraordinary Shareholders’ Meeting

01.01—IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73

01.09—SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 - CHANGE NATURE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)
01	02/12/2009	6,710,526	189,896	Capital Reserve	5,819	32.6300000000

01.10—INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
04/30/2009

A free translation from Portuguese into English of quarterly financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR—QUARTERLY INFORMATION                  Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                          As of 03/31/2009

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73

02.01—BALANCE SHEET—ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
1	TOTAL ASSETS	11,309,107	10,945,503
1.01	CURRENT ASSETS	633,906	432,892
1.01.01	CASH AND CASH EQUIVALENTS	395,759	10,706
1.01.01.01	CASH AND CASH EQUIVALENTS	395,759	10,706
1.01.02	RECEIVABLES	0	0
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	0	0
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	238,147	422,186
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	7,562	22,732
1.01.04.02	DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	227,493	397,412
1.01.04.03	PREPAID EXPENSES	2,237	1,202
1.01.04.04	OTHER ASSETS	855	840
1.02	NONCURRENT ASSETS	10,675,201	10,512,611
1.02.01	LONG-TERM RECEIVABLES	569,008	585,444
1.02.01.01	OTHER RECEIVABLES	0	0
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	1,863	1,863
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,863	1,863
1.02.01.03	OTHER	567,145	583,581
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	560,010	576,372
1.02.01.03.02	PREPAID EXPENSES	1,556	1,630
1.02.01.03.03	OTHER ASSETS	5,579	5,579
1.02.02	PERMANENT ASSETS	10,106,193	9,927,167
1.02.02.01	INVESTMENTS	8,679,896	8,502,885
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	0	0
1.02.02.01.03	SUBSIDIARY COMPANIES	8,679,792	8,502,781
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	0	0
1.02.02.01.05	OTHER INVESTMENTS	104	104
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	4	4
1.02.02.03	INTANGIBLE ASSETS	1,426,293	1,424,278
1.02.02.04	DEFERRED CHARGES	0	0

02.02—BALANCE SHEET—LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,309,107	10,945,503
2.01	CURRENT LIABILITIES	1,917,683	1,677,489
2.01.01	LOANS AND FINANCING	1,126,503	1,091,374
2.01.02	DEBENTURES	267,876	21,502
2.01.03	SUPPLIERS	4,492	4,463
2.01.04	TAXES PAYABLE	1,481	46,028
2.01.05	DIVIDENDS PAYABLE	407,457	407,473
2.01.06	PROVISIONS	1,198	1,237
2.01.07	PAYABLES TO RELATED PARTIES	293	372
2.01.08	OTHER	108,383	105,040
2.01.08.01	PAYROLL AND SOCIAL CHARGES	320	555
2.01.08.02	DERIVATIVE CONTRACTS	4,971	1,213
2.01.08.03	OTHER LIABILITIES	103,092	103,272
2.02	NONCURRENT LIABILITIES	1,000,388	1,000,487
2.02.01	LONG-TERM LIABILITIES	1,000,388	1,000,487
2.02.01.01	LOANS AND FINANCING	0	0
2.02.01.02	DEBENTURES	1,000,000	1,000,000
2.02.01.03	PROVISIONS	68	167
2.02.01.04	PAYABLES TO RELATED PARTIES	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	320	320
2.05	SHAREHOLDERS’ EQUITY	8,391,036	8,267,527
2.05.01	CAPITAL STOCK	6,900,422	6,710,526
2.05.02	CAPITAL RESERVES	518,678	708,574
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	0	0
2.05.04	INCOME RESERVES	848,427	848,427
2.05.04.01	LEGAL	120,955	120,955
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	738,542	738,542
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	123,509	0

03.01—STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.01	GROSS SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS	0	0	0	0
3.03	NET SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF SALES AND/OR SERVICES	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	122,277	122,277	98,969	98,969
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(5,316)	(5,316)	(5,402)	(5,402)
3.06.03	FINANCIAL	(60,174)	(60,174)	(35,107)	(35,107)
3.06.03.01	FINANCIAL INCOME	16,380	16,380	8,451	8,451
3.06.03.02	FINANCIAL EXPENSES	(76,554)	(76,554)	(43,558)	(43,558)
3.06.04	OTHER OPERATING INCOME	2,416	2,416	6,984	6,984
3.06.05	OTHER OPERATING EXPENSES	(22)	(22)	(78,220)	(78,220)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	185,373	185,373	210,714	210,714
3.07	OPERATING RESULT	122,277	122,277	98,969	98,969
3.08	NON OPERATING INCOME (LOSS)	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	122,277	122,277	98,969	98,969
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	0	0	0	0
3.11	DEFERRED INCOME TAX	1,232	1,232	(43)	(43)

03.01—STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.15	PROFIT /LOSS FOR THE PERIOD	123,509	123,509	98,926	98,926
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	373,216	373,216	1,437,623	1,437,623
	EARNINGS PER SHARE	0.33093	0.33093	0.06881	0.06881
	LOSS PER SHARE

04.01—STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01	CASH INVESTED IN OPERATING ACTIVITIES	(2,952)	(2,952)	(9,287)	(9,287)
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR THE PERIOD WITH FUNDS FROM THE OPERATING ACTIVITIES	(61,246)	(61,246)	(32,193)	(32,193)
4.01.01.01	NET PROFIT FOR THE PERIOD	123,509	123,509	97,559	97,559
4.01.01.02	EQUITY INTEREST	(185,373)	(185,373)	(209,347)	(209,347)
4.01.01.03	DEPRECIATION AND AMORTIZATION	0	0	77,926	77,926
4.01.01.04	GAIN ON INVESTMENTS	(1,935)	(1,935)	0	0
4.01.01.05	LOSSES ON FORWARD AND SWAPS CONTRACTS	3,758	3,758	2,007	2,007
4.01.01.06	GAINS ON LOANS, FINANCING AND DEBENTURES	0	0	(861)	(861)
4.01.01.07	PROVISIONS (REVERSAL) FOR CONTINGENCIES	(141)	(141)	298	298
4.01.01.08	PROVISIONS FOR SUPPLIERS	168	168	182	182
4.01.01.09	DEFERRED INCOME TAX	(1,232)	(1,232)	43	43
4.01.02	VARIATIONS ON ASSETS AND LIABILITIES	58,294	58,294	22,906	22,906
4.01.02.01	DEFERRED TAXES AND TAX CREDITS	32,764	32,764	14,722	14,722
4.01.02.02	OTHER CURRENT AND NON-CURRENT ASSETS	(976)	(976)	(5,173)	(5,173)
4.01.02.03	LABOR, PAYROLL CHARGES AND BENEFITS	(235)	(235)	(273)	(273)
4.01.02.04	SUPPLIERS AND ACCOUNTS PAYABLE	(139)	(139)	157	157
4.01.02.05	INTEREST ON LOANS, FINANCING AND DEBENTURES	71,503	71,503	42,001	42,001
4.01.02.06	TAXES, FEES AND CONTRIBUTIONS	(44,547)	(44,547)	(22,943)	(22,943)
4.01.02.07	PROVISIONS FOR CONTINGENCIES	3	3	(38)	(38)
4.01.02.08	OTHER CURRENT AND NON-CURRENT LIABILITIES	(79)	(79)	(5,547)	(5,547)
4.02	CASH GENERATED FROM INVESTMENTS ACTIVITIES	169,359	169,359	51,228	51,228
4.02.01	RECEIPT OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	169,359	169,359	51,228	51,228
4.03	CASH GENERATED FROM (INVESTED IN) FINANCING ACTIVITIES	218,646	218,646	(55,702)	(55,702)
4.03.01	FUNDING FROM LOANS, FINANCING AND DEBENTURES	210,000	210,000	0	0
4.03.02	REPAYMENT OF LOANS, FINANCING AND DEBENTURES	0	0	(24,105)	(24,105)
4.03.03	PAYMENTS OF INTEREST ON LOANS, FINANCING AND DEBENTURES	0	0	(29,022)	(29,022)
4.03.04	RECEIPT OF FORWARD AND SWAPS CONTRACTS	0	0	(939)	(939)

04.01—STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.03.05	PROCEEDS FROM MINORITY CAPITAL INCREASE	8,842	8,842	0	0
4.03.06	PAYMENT OF STOCK REVERSE SPLIT	(180)	(180)	(178)	(178)
4.03.07	PAYMENT OF DIVIDEDS AND INTEREST ON SHAREHOLDERS’ EQUITY	(16)	(16)	(1,458)	(1,458)
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	385,053	385,053	(13,761)	(13,761)
4.05.01	INITIAL ALANCE	10,706	10,706	13,793	13,793
4.05.02	FINAL BALANCE	395,759	395,759	32	32

05.01—STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT DECEMBER 31, 2008	6,710,526	708,574	848,427	0	8,267,527
5.04	NET PROFIT FOR THE PERIOD	0	0	0	123,509	123,509
5.09	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	189,896	(189,896)	0	0	0
5.09.01	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	189,896	(189,896)	0	0	0
5.13	BALANCES AT MARCH 31, 2009	6,900,422	518,678	848,427	123,509	8,391,036

08.01—BALANCE SHEET—CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2009	4 -12/31/2008
1	TOTAL ASSETS	22,434,252	23,796,804
1.01	CURRENT ASSETS	7,845,608	8,927,253
1.01.01	CASH AND CASH EQUIVALENTS	1,737,316	2,182,913
1.01.01.01	CASH AND BANKS	1,737,316	2,182,913
1.01.02	RECEIVABLES	2,381,623	2,578,498
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,381,623	2,578,498
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.03	INVENTORIES	482,735	778,704
1.01.04	OTHER	3,243,934	3,387,138
1.01.04.01	FINANCIAL INVESTMENTS AS GUARANTEE	34,262	41,487
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	2,058,111	2,358,647
1.01.04.03	DERIVATIVE CONTRACTS	186,368	347,448
1.01.04.04	PREPAID EXPENSES	754,156	316,622
1.01.04.05	OTHER ASSETS	211,037	322,934
1.02	NONCURRENT ASSETS	14,588,644	14,869,551
1.02.01	LONG-TERM RECEIVABLES	3,172,772	3,191,157
1.02.01.01	OTHER CREDIT	0	0
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	3,690	3,690
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	3,690	3,690
1.02.01.03	OTHER	3,169,082	3,187,467
1.02.01.03.01	FINANCIAL INVESTMENTS AS GUARANTEE	48,420	47,335
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	2,769,798	2,732,022
1.02.01.03.03	DERIVATIVE CONTRACTS	244,813	285,303
1.02.01.03.04	PREPAID EXPENSES	63,992	80,206
1.02.01.03.05	OTHER ASSETS	42,059	42,601
1.02.02	PERMANENT ASSETS	11,415,872	11,678,394
1.02.02.01	INVESTMENTS	113	111
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	SUBSIDIARY COMPANIES	0	0
1.02.02.01.03	OTHER INVESTMENTS	113	111
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	6,940,622	7,183,908
1.02.02.03	INTANGIBLE ASSETS	4,425,955	4,438,982
1.02.02.04	DEFERRED CHARGES	49,182	55,393

08.02—BALANCE SHEET—CONSOLIDATED LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 -03/31/2009	4 - 12/31/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,434,252	23,796,804
2.01	CURRENT LIABILITIES	8,017,707	9,379,831
2.01.01	LOANS AND FINANCING	2,726,393	3,098,346
2.01.02	DEBENTURES	267,876	21,502
2.01.03	SUPPLIERS	2,912,345	3,726,324
2.01.04	TAXES PAYABLE	670,102	785,603
2.01.05	DIVIDENDS PAYABLE	423,166	545,864
2.01.06	PROVISIONS	95,670	91,136
2.01.07	PAYABLES TO RELATED PARTIES	5,221	0
2.01.08	OTHER	916,934	1,111,056
2.01.08.01	DERIVATIVE CONTRACTS	25,665	105,352
2.01.08.02	PAYROLL AND SOCIAL CHARGES	131,895	185,471
2.01.08.03	OTHER LIABILITIES	759,374	820,233
2.02	NONCURRENT LIABILITIES	5,414,059	5,561,642
2.02.01	LONG-TERM LIABILITIES	5,414,059	5,561,642
2.02.01.01	LOANS AND FINANCING	3,661,093	3,826,385
2.02.01.02	DEBENTURES	1,057,691	1,056,923
2.02.01.03	PROVISIONS	105,947	102,947
2.02.01.04	PAYABLES TO RELATED PARTIES	11	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	589,317	575,387
2.02.01.06.01	TAXES PAYABLE	288,873	275,272
2.02.01.06.02	DERIVATIVE CONTRACTS	91,956	97,971
2.02.01.06.03	OTHER LIABILITIES	208,488	202,144
2.04	MINORITY INTEREST	611,450	587,804
2.05	SHAREHOLDERS’ EQUITY	8,391,036	8,267,527
2.05.01	CAPITAL STOCK	6,900,422	6,710,526
2.05.02	CAPITAL RESERVES	518,678	708,574
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	0	0
2.05.04	INCOME RESERVES	848,427	848,427
2.05.04.01	LEGAL	120,955	120,955
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	727,472	727,472
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	123,509	0
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

09.01—CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.01	GROSS SALES AND/OR SERVICES	5,593,966	5,593,966	4,607,326	4,607,326
3.02	DEDUCTIONS	(1,573,847)	(1,573,847)	(1,275,348)	(1,275,348)
3.03	NET SALES AND/OR SERVICES	4,020,119	4,020,119	3,331,978	3,331,978
3.04	COST OF SALES AND/OR SERVICES	(2,277,488)	(2,277,488)	(1,747,155)	(1,747,155)
3.05	GROSS PROFIT	1,742,631	1,742,631	1,584,823	1,584,823
3.06	OPERATING EXPENSES/INCOME	(1,492,738)	(1,492,738)	(1,345,273)	(1,345,273)
3.06.01	SELLING EXPENSES	(989,005)	(989,005)	(878,640)	(878,640)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(348,966)	(348,966)	(288,443)	(288,443)
3.06.03	FINANCIAL	(149,143)	(149,143)	(57,209)	(57,209)
3.06.03.01	FINANCIAL INCOME	87,894	87,894	75,305	75,305
3.06.03.02	FINANCIAL EXPENSES	(237,037)	(237,037)	(132,514)	(132,514)
3.06.04	OTHER OPERATING INCOME	105,620	105,620	69,384	69,384
3.06.05	OTHER OPERATING EXPENSES	(111,244)	(111,244)	(190,365)	(190,365)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING RESULT	249,893	249,893	239,550	239,550
3.08	NONOPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	249,893	249,893	239,550	239,550
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(61,666)	(61,666)	(56,786)	(56,786)
3.11	DEFERRED INCOME TAX	(52,112)	(52,112)	(85,205)	(85,205)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0

09.01—CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.14	MINORITY INTEREST	(12,606)	(12,606)	0	0
3.15	PROFIT/LOSS FOR THE PERIOD	123,509	123,509	97,559	97,559
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	373,216	373,216	1,437,623	1,437,623
	EARNINGS PER SHARE	0.33093	0.33093	0.06786	0.06786
	LOSS PER SHARE

10.01—CONSOLIDATED STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01	CASH GENERATED FROM OPERATING ACTIVITIES	619,216	619,216	67,925	67,925
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR THE PERIOD WITH FUNDS FROM THE OPERATING ACTIVITIES	1,178,250	1,178,250	949,291	949,291
4.01.01.01	NET PROFIT FOR THE PERIOD	123,509	123,509	97,559	97,559
4.01.01.02	MINORITY INTEREST	12,606	12,606	0	0
4.01.01.03	DEPRECIATION AND AMORTIZATION	804,853	804,853	664,773	664,773
4.01.01.04	RESIDUAL COST OF WRITTEN-OFF FIXED ASSET	334	334	(85)	(85)
4.01.01.05	REVERSAL OF PROVISIONS FOR LOSS ON INVENTORIES	7,730	7,730	2,612	2,612
4.01.01.06	WRITTING-OFFS (REVERSAL) IN INVENTORIES	88	88	(382)	(382)
4.01.01.07	LOSSES (GAINS) ON FORWARD AND SWAP CONTRACTS	105,399	105,399	(54,721)	(54,721)
4.01.01.08	LOSSES (GAINS) ON, LOANS, FINANCING AND DEBENTURES	(57,915)	(57,915)	81,360	81,360
4.01.01.09	MONETARY VARIATIONS	1,819	1,819	2,925	2,925
4.01.01.10	ALLOWANCES FOR DOUBTFUL ACCOUNTS	77,572	77,572	81,714	81,714
4.01.01.11	POST-EMPLOYMENTS BENEFIT PLANS	611	611	101	101
4.01.01.12	PROVISIONS FOR CONTINGENCIES	35,682	35,682	33,175	33,175
4.01.01.13	REVERSAL FOR SUPPLIERS	(49,214)	(49,214)	(66,764)	(66,764)
4.01.01.14	PROVISIONS FOR DISPOSAL OF ASSETS	4,791	4,791	10,821	10,821
4.01.01.15	PROVISIONS FOR, TAXES, FEES AND CONTRIBUTIONS	61,389	61,389	5,000	5,000
4.01.01.16	PROVISIONS (REVERSAL) FOR LOYALTY PROGRAM	(3,116)	(3,116)	5,998	5,998
4.01.01.17	DEFERRED INCOME TAX	52,112	52,112	85,205	85,205
4.01.02	VARIATIONS ON ASSETS AND LIABILITIES	(559,034)	(559,034)	(881,366)	(881,366)
4.01.02.01	ACCOUNTS RECEIVALE	119,303	119,303	69,360	69,360
4.01.02.02	INVENTORIES	288,151	288,151	(10,481)	(10,481)
4.01.02.03	DEFERRED TAXES AND TAX CREDTS	213,806	213,806	(87,719)	(87,719)
4.01.02.04	OTHER CURRENT AND NON-CURRENT ASSETS	(302,743)	(302,743)	(307,751)	(307,751)
4.01.02.05	LABOR, PAYROLL CHARGES AND BENEFITS	(53,576)	(53,576)	(62,166)	(62,166)
4.01.02.06	SUPPLIERS AND ACCOUNTS PAYABLE	(764,764)	(764,764)	(576,260)	(576,260)
4.01.02.07	INTEREST ON LOANS, FINANCING AND DEBENTURES	185,071	185,071	83,378	83,378
4.01.02.08	PROVISIONS FOR CONTINGENCIES	(27,366)	(27,366)	(15,081)	(15,081)

10.01—CONSOLIDATED STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01.02.09	TAXES, FEES AND CONTRIBUTIONS	(165,079)	(165,079)	35,790	35,790
4.01.02.10	OTHER CURRENT AND NON-CURRENT LIABILITIES	(51,837)	(51,837)	(10,436)	(10,436)
4.01.03	OTHERS	0	0	0	0
4.02	CASH INVESTED IN INVESTMENT ACTIVITIES	(540,649)	(540,649)	(255,039)	(255,039)
4.02.01	ADDITIONS TO FIXED AND INTANGIBLE ASSETS	(537,863)	(537,863)	(254,527)	(254,527)
4.02.02	ADDITIONS TO DEFERRED ASSETS	(3,341)	(3,341)	(2,113)	(2,113)
4.02.03	PROCEEDS FROM DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	555	555	1,601	1,601
4.03	CASH GENERATED FROM (INVESTED IN) FINANCING ACTIVITIES	(524,164)	(524,164)	179,072	179,072
4.03.01	FUNDING FROM LOANS, FINANCING AND DEBENTURES	210,000	210,000	547,862	547,862
4.03.02	REPAYMENT OF LOANS, FINANCING AND DEBENTURES	(550,592)	(550,592)	(269,606)	(269,606)
4.03.03	PAYMENT OF INTEREST ON LOANS, FINANCING AND DEBENTURES	(76,667)	(76,667)	(58,034)	(58,034)
4.03.04	REPAYMENT (RECEIPT) OF FORWARD AND SWAP CONTRACTS	7,311	7,311	(38,181)	(38,181)
4.03.05	PROCEEDS FROM MINORITY CAPITAL INCREASE	8,842	8,842	0	0
4.03.06	PAYMENT OF REVERSE STOCK SPLIT	(360)	(360)	(922)	(922)
4.03.07	PAYMENT OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	(122,698)	(122,698)	(2,047)	(2,047)
4.04		0	0	0	0
4.05	DECREASE IN CASH AND CASH EQUIVALENTS	(445,597)	(445,597)	(8,042)	(8,042)
4.05.01	INITIAL BALANCE	2,182,913	2,182,913	2,190,990	2,190,990
4.05.02	FINAL BALANCE	1,737,316	1,737,316	2,182,948	2,182,948

11. 01—CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT DECEMBER, 31 2008	6,710,526	708,574	848,427	0	8,267,527
5.04	NET PROFIT FOR THE PERIOD	0	0	0	123,509	123,509
5.09	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	189,896	(189,896)	0	0	0
5.09.01	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	189,896	(189,896)	0	0	0
5.13	BALANCES AT MARCH, 31 2009	6,900,422	518,678	848,427	123,509	8,391,036

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Statements prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC)

REPORT OF INDEPENDENT AUDITORS ON SPECIAL REVIEW

To the Board of Directors and Shareholders

Vivo Participações S.A.

São Paulo—SP

1.	We reviewed the accounting information contained in the Quarterly Information (ITR) (company and consolidated) of Vivo Participações S.A. (“Company”) for the quarter ended March 31, 2009, comprising the balance sheet and the statements of income, of changes in shareholders’ equity and of cash flows, the report on performance and notes thereto. These financial statements are the responsibility of the Company management.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC), comprising mainly: (a) inquiries of and discussion with accounting, financial and operating officials of the Company about the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the financial and operating position of the Company.

3.	Based on our review, we are not aware of any significant modification that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with the standards required by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information.

4.	As mentioned in Note 2, in connection with the changes in accounting practices adopted in Brazil during 2008, the statements of income for the quarter ended March 31, 2008, presented for comparison purposes, were adjusted and are being restated in line with Accounting Standards and Procedures (NPC) 12—Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution No. 506. The cash flows are being presented by the Company for the first time for Quarterly Information purposes, addressing the effects of changes in the accounting practices adopted in Brazil during 2008 and therefore are also comparable between the quarters presented.

São Paulo, April 30, 2009

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2-SP 015199/O-6

Luiz Carlos Passetti	Drayton Teixeira de Melo
Partner CRC-1-SP-144.343/O-3	Partner CRC-1-SP-236947/O-3

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

1. OPERATIONS

a. Equity Control

Vivo Participações S/A (“Company”) is a publicly-held company that, at March 31, 2009, has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which jointly hold, treasury shares excluded, 63.79% of the Company’s total capital stock.

Brasilcel N.V. is jointly controlled by Telefónica S/A (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S/A (49.999% of the total capital stock) and Portugal Telecom, SGPS, S/A (0.001% of the total capital stock).

b. Subsidiaries

The Company is the 100% controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”), a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted thereto.

The Company is also the controlling shareholder of Telemig Celular Participações S.A. (“Telemig Participações” or “subsidiary”), holding 58.94% of its total capital and also holding 7.39% of the total capital of Telemig Celular S.A. (“Telemig Celular” or “subsidiary”).

Telemig Participações holds 83.25% of the total capital stock of Telemig Celular, which is a company that provides personal mobile telephone service, including activities necessary or useful for the performance of these services, in accordance with the authorizations granted thereto.

c. Authorization and Frequencies

The subsidiaries’ business and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the regulatory authority for telecommunication services in Brazil, in accordance with Law No. 9,472, dated July 16, 1997, and respective regulations, decrees, decisions and supplementary plans.

The authorizations granted by ANATEL may only be renewed once, for a 15-year period, and requires payment every two years after the first renewal, of rates equivalent to 2% of the company’s revenue for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

d. Agreement between Telefónica S.A. and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (TIM), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

2. BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Quarterly financial statements

The quarterly financial statements (“ITR’s”) are presented in thousands of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law No. 6,404/76), or Brazilian Corporate Law, which include the new provisions introduced, amended and revoked by Law No. 11,638, dated December 28, 2007 and by Executive Act No. 449, dated December 03, 2008, with further regard, also, to the rules applicable to telecommunication service concessionaires.

The requirements of Brazilian Corporate Law apply to fiscal years beginning on January 01, 2008. These requirements are not to be considered as changes of circumstances or of estimates and, therefore, the adoption of new practices introduced by Law no. 11.638/07, as a general rule, must be shown retrospectively, that is, by application of these new accounting practices as if they had been in use during all the periods presented, with due regard to the rule governing “Accounting Practices, Changes to Accounting Estimates and Correction of Mistakes”, as approved by the CVM, by Resolution No. 506. Accordingly, the Quarterly Information for the three-month period ended March 31, 2008 was restated with the purpose of making them comparable with the Quarterly Information related to the three-month period ended March 31, 2009 (note 2b).

The consolidated income statement of the Company for the three-month period ended March 31, 2008 does not contemplate the consolidated income of Telemig Participações for the same period.

In order to allow a better understanding and comparison we have disclosed in note 31 the combined income statement, assuming that the effects of the acquisition of Telemig Celular and Telemig Participações had already occurred since January 01, 2008.

All balances of assets and liabilities, revenues and expenses arising out of transactions between the consolidated companies have been eliminated in the consolidated statements.

These ITR’s were prepared pursuant to principles, practices and criteria consistent with those adopted in preparing the financial statements for the last fiscal year and should be reviewed together with said statements.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

b) Effect of the adjustments of Law No. 11,638/07 and of Executive Act No. 449 (MP No. 449/08)

The table below shows the effects of the application of Law No. 11,638/07 and of MP No. 449/08 in the consolidated income statement for the three-month period ended March 31, 2008.

	Three-month period ended March 31, 2008
	Summary description of adjustment	Controlling Company	Consolidated
Net profit before changes introduced by Law No. 11,638/07 and MP No. 449/08		89,609	89,609

Depreciation of mercantile-financial lease	(1)	—	(1,317)
Financial income (expenses) from:
Fair value of derivative transactions	(2)	198	(20,680)
Fair value of loans	(2)	(72)	36,950
Present value of monetary assets	(3)	—	(2,907)
Income tax and social contribution on total adjustments	(4)	(43)	(4,096)
Equity accounting on the adjustments under Law No. 11,638/07 and MP No. 449/08	(5)	7,867	—

Net effects resulting from full application of Law No. 11,638/07 and MP No. 449/08		7,950	7,950

Net profit with full application of Law No. 11,638/07 and MP No. 449/08		97,559	97,559

1.	Depreciation of mercantile-financial lease of information technology equipment, pursuant to the provisions in CPC 06;

2.	Financial income (expenses) resulting from the adjustments to fair value of transactions with derivatives and loans, as applicable, pursuant to the provisions in CPC 14;

3.	Financial expenses resulting from the adjustment to present value of the tax on Circulation of Merchandise and Services (Imposto sobre Circulacão de Mercadorias e Serviços—ICMS) on acquisitions of fixed assets, using the Long Term Interest Rate (“TJLP”);

4.	Income tax (25%) and social contribution (9%), applied to all the above described adjustments;

5.	Equity accounting resulting from the above described adjustments;

Additionally, on account of the elimination of the “Non-operating income”, in conformity with MP No. 449/08, the Company has reclassified consolidated net expenses in the amount of R$357 in the income statement for the three-month period ended March 31, 2008 in “Other operating revenue (expenses), net”.

3. CASH AND CASH EQUIVALENTS

	Controlling Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Cash	89	385	24,614	56,038
Financial investments	395,670	10,321	1,712,702	2,126,875

Total	395,759	10,706	1,737,316	2,182,913

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	03.31.09	12.31.08
Receivables from billed services	949,521	1,125,162
Receivables from interconnection fees	784,471	796,147
Receivables from unbilled services	672,587	539,812
Receivables from goods sold	373,691	504,685
(-) Allowance for doubtful accounts	(398,647)	(387,308)

Total	2,381,623	2,578,498

No customer represents more than 10% of the net accounts receivable at March 31, 2009 and December 31, 2008.

At March 31, 2009, the balance of accounts receivable includes R$233.122 (R$235,867 at December 31, 2008) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as settlement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2009	2008
Balance at beginning of year	387,308	344,701
Additional allowance in the 1Q (note 21)	77,573	81,714
Write-offs and recoveries in the 1Q	(66,234)	(67,276)

Balance at March 31	398,647	359,139
Net consolidated receipts from Telemig Participações at 03.31.08		31,746
Additional allowance in the 2Q, 3Q and 4Q08		222,131
Write-offs and recoveries in 2Q, 3Q and 4Q08		(225,708)

Balance at year end		387,308

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

5. INVENTORIES

	Consolidated
	03.31.09	12.31.08
Handsets	471,514	747,186
Simcard (chip)	43,618	57,514
Accessories and other	17,913	16,584
(-) Provision for obsolescence	(50,310)	(42,580)

Total	482,735	778,704

6. DEFERRED AND RECOVERABLE TAXES

6.1 Breakdown

	Controlling Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Prepaid social contribution and income tax	534,578	568,350	697,767	848,473
ICMS tax credit	—	—	554,604	553,521
PIS and COFINS tax credits	28,529	28,529	337,788	370,813
Withholding income tax	1,385	378	149,252	155,204
Other tax credits	270	270	28,594	23,951

Total tax credits	564,762	597,527	1,768,005	1,951,962

Deferred income and social contribution taxes	2,810	1,577	2,895,129	2,946,649
ICMS to be allocated	—	—	164,775	192,058

Total	567,572	599,104	4,827,909	5,090,669

Current	7,562	22,732	2,058,111	2,358,647
Noncurrent	560,010	576,372	2,769,798	2,732,022

Telemig Celular is entitled to tax reduction benefit of 75% on the taxable profit generated in the tax incentive areas within the scope of the Agency for Development of the Northeast—ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The breakdown of deferred income and social contribution taxes is as follows:

	Consolidated
	03.31.09	12.31.08
Tax loss and negative tax basis (a)	1,152,149	1,131,195
Incorporated tax credit—reorganization (b)	808,243	916,994
Tax credits on provisions for: (c)
Contingencies and legal liabilities—CVM 489	211,252	202,983
Accelerated depreciation	193,093	143,431
Suppliers	141,528	155,185
Doubtful accounts	135,540	131,685
Provision for disposal of and losses in fixed assets	109,851	106,830
Customer loyalty program	38,649	39,980
Provision for inventory obsolescence	17,105	14,478
Employee profit sharing	15,492	33,163
Derivative and other securities transactions	72,227	70,725

Total deferred taxes	2,895,129	2,946,649

Current	1,018,050	1,120,523
Noncurrent	1,877,079	1,826,126

The amount recorded in the current assets refers to reversal of temporary differences, use of tax losses and goodwill amortization expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

a)	Tax loss and negative tax base: represents the amount recorded by the subsidiaries, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income tax and social contribution credit that would arise from the use of these tax bases in the amount of R$713,775 (R$689,572 at December 31, 2008), given the uncertainty, at this time, as to the Company’s ability to generate future taxable income to ensure realization of these deferred taxes.

b)	Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the shareholders’ equity integrity (note 6.2). Realization will occur in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above time frame.

c)	Temporary differences: realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. The Company did not record the potential deferred income tax and social contribution credit that would arise from the use of these provisions in the amount of R$156,248 (R$155,481 at December 31, 2008), given the uncertainty, at this time, as to the Company’s ability to generate future taxable income to ensure realization of these deferred taxes.

The Company prepared feasibility studies, approved by its Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2008, as defined in CVM Instruction No. 371. During the three-month period ended March 31, 2009, no relevant fact occurred that indicated limitations to full recovery of the deferred tax amounts recognized by the subsidiaries.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

6.2 Tax credit incorporated—Corporate Restructuring

As a result of the corporate reorganization process, the Company incorporated the goodwill paid on the privatization and acquisition of subsidiaries.

Prior to the transfers, provisions were recorded for maintenance of the stockholders’ equity of the merged company and, consequently, the net assets being merged represent, essentially, the tax benefit arising out of possible deduction of the incorporated goodwill.

Included in the accounting records held for corporate and tax purposes by the Company and its subsidiaries are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	03.31.09			12.31.08
Reorganization	Goodwill	Provision	Net	Net
Telemig Participações S.A.—corporate reorganization	1,400,136	(924,090)	476,046	504,958
Global Telecom S.A.—Acquisition	387,894	(256,010)	131,884	141,611
Telesp Celular S.A.—Privatization	212,849	(140,480)	72,369	99,507
Tele Centro-Oeste Celular Participações S.A.—Acquisition	156,480	(103,277)	53,203	85,538
Telemig Celular S.A.—corporate reorganization	126,563	(83,532)	43,031	45,524
Tele Leste Celular Participações S.A.—Privatization	50,814	(33,538)	17,276	20,010
Telemig Participações S.A.—Privatization	42,452	(28,018)	14,434	19,846

Total	2,377,188	(1,568,945)	808,243	916,994

The changes in the three-month periods ended on March 31 are as follows:

	Consolidated
	2009	2008
Result:
Goodwill amortization	(328,550)	(220,262)
Provision reversal	219,799	148,328
Tax credit	108,751	71,934

Effect on income	—	—

To the extent the tax benefits are actually realized, the amount shall be incorporated into the capital stock to the benefit of the controlling shareholders, the other shareholders being assured preemptive rights. Proceeds arising out of the exercise of the preemptive rights shall be paid to the controlling shareholders.

At a meeting of the Board of Directors held on February 12, 2009, the capitalization of a portion of the special goodwill reserve to the benefit of the controlling shareholders was approved, in the amount of R$189,896, corresponding to the tax benefits generated in 2008 (note 18).

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

7. PREPAID EXPENSES

	Consolidated
	03.31.09	12.31.08
Telecommunication Inspection Fee (Fistel)	637,361	199,851
Advertising and publicity	115,691	136,244
Rent	13,360	19,696
Financial charges	9,442	8,747
Insurance premium, software and other	42,294	32,290

Total	818,148	396,828

Current	754,156	316,622
Noncurrent	63,992	80,206

8. OTHER ASSETS

	Consolidated
	03.31.09	12.31.08
Escrow and restricted deposits	103,996	100,492
Credits with suppliers	62,587	111,883
Subsidies on terminal sales	35,660	115,593
Advances to employees	17,889	6,736
Credits with group companies	13,365	11,064
Prepayments to suppliers	1,858	1,550
Credits with Amazônia Celular S.A. and Tele Norte Celular Participações S.A. (a)	306	8,522
Other assets	21,125	13,385

Total	256,786	369,225

Current	211,037	322,934
Noncurrent	45,749	46,291

(a)	These refer to the amounts of administrative and human resources sharing contract and establishment of condominium with Telemig and Telemig Participações, existing until the date of acquisition of the share control by Vivo Participações. The balances are remunerated based on the Interbank Deposit Certificate (CDI) variation.

9. INVESTMENTS

a)	Subsidiaries information

	Shareholders’ equity at		Net profit for fiscal year ended:
Investees	03.31.09	12.31.08	03.31.09	03.31.08
Vivo S.A.	7,286,049	7,117,315	168,734	209,347
Telemig Celular Participações S.A.	1,772,876	1,747,609	25,267	—

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

b)	Breakdown and changes

The balance of the Company’s investments includes interest in subsidiaries’ equity, goodwill, advances for future capital increase and allowance for losses in investments, as well as other investments, as shown below:

	Controlling Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Investments in subsidiaries	7,774,352	7,285,216	—	—
Advance for future capital increase	905,440	1,217,565	—	—
Other investments	104	104	113	111

Investment balance	8,679,896	8,502,885	113	111

The changes in the Company’s investments for fiscal years ended on March 31 are as follows:

b.1)	Investments in subsidiaries

	03.31.09	03.31.08
Balance the beginning of the year	7,285,216	6,090,460
Equity accounting result on net profit of the subsidiaries	185,373	209,347
Capital increase of reserves	310,110	—
Minority shareholders subscription in capital increase out of reserves	(8,842)	—
Adjustment to the allocation of interest on shareholders’ equity and dividends of Telemig Celular in 2008	560	—
Gain generated from capital increase out of reserves	1,935	—

Balance at March 31	7,774,352	6,299,807
Equity accounting result on net profit of the subsidiaries		740,519
Capital reduction		(700,000)
Capital increase of reserves		518,348
Minority shareholders subscription in capital increase of reserves		(8,135)
Investments acquisition		979,352
Loss generated from capital increase of reserves		(1,640)
Forfeited interest on shareholders’ equity and dividends		10,218
Interest on shareholders’ equity and dividends		(547,493)
Effects of Law No. 11,638/07 of Telemig Participações		(5,760)

Balance at the year end		7,285,216

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

b.2)	Advance for future capital increase

	03.31.09	03.31.08
Balance at the beginning of the year	1,217,565	1,105,818
Capital increase of reserves	(310,110)	—
Premium generated from capital increase of reserves	(2,015)	—

Balance at March 31	905,440	1,105,818
Capital increase out of reserves		(518,348)
Special premium reserve referring to corporate reorganization—Telemig		630,095

Balance at the year end		1,217,565

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
		03.31.09			12.31.08
	Annual depreciation rates (%)	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	10.00 to 33.33	9,219,681	(6,981,960)	2,237,721	2,331,720
Switching equipment	10.00 to 33.33	4,316,801	(2,769,438)	1,547,363	1,562,995
Infrastructure	2.86 to 20.00	3,094,920	(1,793,459)	1,301,461	1,277,211
Terminal equipment	50.00 to 66.67	2,413,126	(2,104,056)	309,070	305,205
Buildings	2.86 to 4.00	298,551	(89,886)	208,665	209,352
Land		70,352	—	70,352	70,352
Mercantile-financial lease	20.00	21,681	(12,756)	8,925	10,200
Other assets	6.67 to 20.00	1,774,733	(1,231,741)	542,992	559,085
Properties and construction in progress		714,073	—	714,073	857,788

Total		21,923,918	(14,983,296)	6,940,622	7,183,908

In the three-month period ended March 31, 2009, Vivo capitalized financial expenses incurred in connection with loans for financing construction in progress in the amount of R$15,741 (R$7,340 in the same period of 2008).

At March 31, 2009, the subsidiaries had items of property, plant & and equipment offered as collateral in lawsuits in the amount of R$109,173 (R$105,866 at December 31, 2008).

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

11. INTANGIBLE ASSETS, NET

			Consolidated
			03.31.09			12.31.08
	Annual amortization rates (%)		Cost	Accumulated amortization	Intangible, net	Intangible, net
Concession licenses	6.67 to 28.9		2,249,619	(788,197)	1,461,422	1,498,601
Goodwill premium and provision for losses on investment acquisition (a)	—		2,785,572	(1,359,279)	1,426,293	1,424,278
Software use rights	20.00		4,153,697	(2,817,245)	1,336,452	1,289,666
Goodwill premium—Ceterp Celular S.A.	10.0		84,265	(68,114)	16,151	16,151
Goodwill	(*	)	32,079	(24,361)	7,718	8,393
Other assets	6.67 to 20.0		49,334	(45,857)	3,477	3,320
Intangible in progress—software			174,442	—	174,442	198,573

Total			9,529,008	(5,103,053)	4,425,955	4,438,982

(a)	Goodwill resulting from acquisitions of corporate equity, based on future profitability, was amortized pursuant to the straight line method until December 31, 2008, according to the provisions set forth in Law No. 11,638/07. This includes allowances for losses which were recorded on December 31, 2001 and 2002, in order to recognize permanent losses arising from goodwill as a result of accumulated losses recorded by subsidiary Global Telecom S.A. as of the mentioned dates.

(*)	According to contract terms

12. DEFERRED ASSETS, NET

These refer to pre-operating expenses which are amortized for a period of 10 years, in the net amounts of R$49,182 and R$55,393 at March 31, 2009 and December 31, 2008, respectively, as permitted in MP No. 449/08.

13. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Consolidated
	03.31.09	12.31.08
Suppliers	2,082,386	2,848,620
Amounts to be transferred LD (a)	370,816	408,807
Interconnection / linking	238,641	231,015
Technical assistance	166,022	170,178
Other	54,480	67,704

Total	2,912,345	3,726,324

(a)	Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance call operators.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

14. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Controlling Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Current taxes:
ICMS	—	—	625,001	658,306
PIS and COFINS	—	20,472	100,933	144,154
Income tax and social contribution (*)	92	24,167	93,902	142,754
FISTEL	—	—	58,376	34,195
FUST and FUNTTEL	—	—	10,580	11,386
Other taxes, fees and mandatory contributions	1,389	1,389	16,475	16,926

Total	1,481	46,028	905,267	1,007,721

Legal liabilities (CVM 489/05):
CIDE	—	—	23,500	23,689
PIS and COFINS	—	—	21,167	20,836
Other taxes, fees and mandatory contributions	—	—	9,041	8,629

Total	—	—	53,708	53,154

Total	1,481	46,028	958,975	1,060,875

Current	1,481	46,028	670,102	785,603
Noncurrent	—	—	288,873	275,272

(*)	The balance of the controlling company at December 31, 2008 refers to withholding income tax on the interest on shareholders’ equity for which a provision had been recorded.

Current taxes:

At March 31, 2009, the amount of R$230,057 (R$217,763 at December 31, 2008) in the non-current liability, refers to ICMS—More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

Legal liabilities—CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489/05, dated October 3, 2005, which approved IBRACON NPC No. 22 standard.

For purposes of the quarterly financial statements, the amounts of escrow deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

a)	PIS and COFINS

Vivo was issued a delinquency notice by the tax authority (proceedings No. 19515.000.700/2003-97) for having offset the COFINS, in January and February 2000, against credits arising out of the 1/3 surplus of the COFINS itself paid in 1999, after deduction of the amount from the CSLL. The case is awaiting decision of the Special Appeal filed within the administrative sphere. On a conservative conduct, Management recorded the amount of R$24,671, at March 31, 2009 and December 31, 2008, with corresponding escrow deposits in the same amount.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Law No. 9,718/98

At November 27, 1998, the calculation of PIS and COFINS was changed by Law No. 9,718, which: i) increased the COFINS rate from 2% to 3%; ii) authorized the deduction of up to 1/3 of the COFINS from the amount of the Social Contribution on Net Income—CSLL; and also iii) indirectly increased the COFINS and PIS owed by Vivo, determining the inclusion of revenues in excess of the total sales in their tax calculation basis.

Due to the changes introduced by laws No. 10,637/02 and 10,833/03, Vivo started including the revenues in excess of the total sales in the tax calculation basis of PIS and COFINS.

At March 31, 2009, Vivo has provisions recorded for the amounts of the revenues in excess of the total sales, under discussion in court, in the amount of R$10,557 (R$10,399 at December 31, 2008), having deposited the amount of R$2,496 in court (R$2,496 at December 31, 2008).

Other

Additionally, the subsidiaries recorded amounts of R$13,106 at March 31, 2008 (R$12,933 at December 31, 2008) with respect to other discussions of PIS and COFINS.

b)	Contribution of Intervention on The Economics of Dominium—CIDE

This refers to an administrative and judicial matter, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. On a conservative conduct, Vivo recorded the amount of R$81,134, at December 31, 2009 (R$80,693 at December 31, 2008), with corresponding escrow deposits of R$57,634 (R$57,004 at December 31, 2008) in court.

c)	Telecommunications Inspection Fee—Fistel

Telemig Celular filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF—Operation Inspection Fee and to the TFI—Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

Its legal counsels consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the subsidiary has recorded a provision for this contingency. The provision recorded at March 31, 2009 was in the amount of R$386,274 (R$324,764 at December 31, 2008), with corresponding escrow deposits in the same amount.

d)	Withholding Income Tax (IRRF) on payments of Interest on shareholders equity—Telemig Participações

Telemig Participações filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF at source on its receipts of interest on shareholders equity of its subsidiary. Based on the opinion of its legal counsels, the referred lawsuits are classified as possible loss; however, once this refers to a legal obligation under the terms of CVM Resolution No. 489/2005, at March 31, 2009 a provision was recorded with corresponding escrow deposits totaling R$20,314 (R$19,828 at December 31, 2008).

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

e)	Other taxes, fees and contributions

At March 31, 2009, the subsidiaries recorded the amount of R$9,041 (R$21,562 at December 31, 2008), referring to values related to the discussions of: (i) ISS tax on personal property lease services, ancillary activities and supplementary services (R$4,868); (ii) IRPJ (Corporate Income Tax) on derivative transactions (R$2,107); (iii) INSS (Social Security) (R$809), and (iv) ICMS tax (R$1,257).

Following we present the changes in legal obligations in compliance with CVM Resolution 489/05:

	Consolidated
	Legal liabilities	(-) Escrow deposits	Total
Balances at 12.31.08	481,917	(428,763)	53,154
Additions, net of reversal	61,389	(61,236)	153
Monetary restatement	1,790	(1,389)	401

Balances at 03.31.09	545,096	(491,388)	53,708

15. LOANS, FINANCING AND DEBENTURES

a)	Breakdown of debt

a.1)	Loans and Financing

				Company		Consolidated
Description	Currency	Interest	Maturity	03.31.09	12.31.08	03.31.09	12.31.08
Banco Europeu de Investimentos—BEI	USD	4.18% a.a a 4.47% a.a.	06/19/2009 a 03/02/15	—	—	775,361	741,301
Working Capital	R$	106.7% do CDI	5/12/2009	—	—	262,297	254,421
Resolution 2770	R$	IGP-M + 9.45% a.a.	2/9/2010 04/01/09 a	—	—	163,954	156,703
Resolution 2770	JPY	2.00% a 5.78% a.a	01/18/11	—	—	885,706	1,339,982
Resolution 2770	USD	5.0% a 5.94% a.a	07/23/09 a 07/23/10	—	—	156,563	155,708
BNDES	URTJLP	TJLP +4.3% a.a. a 4.6% a.a.	04/15/09 a 08/15/14	—	—	1,418,042	1,422,387
BNDES	UMBND	9.95% a.a	04/15/09 a 07/15/11	—	—	8,506	9,491
Banco do Nordeste do Brasil—BNB	R$	10% a.a	04/29/09 a 10/30/16	—	—	353,306	361,590
Unsecured Senior Notes	USD	—	—	—	—	—	195,269
Promissory Notes	R$	106.5% a 115% do CDI	05/09/09 a 07/24/09	1,126,503	1,091,374	1,126,503	1,091,374
Funding 3G Licenses	R$	IST + 1% a.m.	04/29/11 a 04/29/16	—	—	1,236,911	1,196,137
Commissions BBVA		0.4256% a.a.	05/28/09 a 02/28/15	—	—	241	272
Others				—	—	96	96

Total				1,126,503	1,091,374	6,387,486	6,924,731

Current				1,126,503	1,091,374	2,726,393	3,098,346
Noncurrent				—	—	3,661,093	3,826,385

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

a.2)	Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	03.31.09	12.31.08	03.31.09	12.31.08
Debentures	R$	103.3% A 104.2% CDI	05/04/15	1,052,318	1,021,502	1,052,318	1,021,502
Debentures	R$	IPCA + 0.5% a.a	07/05/21	—	—	57,691	56,923
Debentures	R$	113.55% CDI	01/11/10	215,558	—	215,558	—

Total				1,267,876	1,021,502	1,325,567	1,078,425

Current				267,876	21,502	267,876	21,502
Noncurrent				1,000,000	1,000,000	1,057,691	1,056,923

b)	Repayment schedule

At March 31, 2009, the maturities of the long-term portion of loans and financing are as follows:

Year	Controlling Company	Consolidated
2011	—	386,718
2012	—	608,511
2013	—	566,748
2014	—	564,856
After 2014	1,000,000	2,591,951

Total	1,000,000	4,718,784

c)	Restrictive covenants

Vivo has loan and financing agreements with Banco Nacional de Desenvolvimento Econômico e Social—BNDES (National Bank for Social and Economic Development), which balance as of March 31, 2009, was R$1,426,548 (R$1,431,878 at December 31, 2008). In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month period and yearly basis. At the same date, all economic and financial indexes established in the two contracts with the BNDES, regarding the Company’s and the subsidiary’s (Vivo) instruments, were met.

Vivo has loan agreements with European Investment Bank, which balance as of March 31, 2009 was R$775,361 (R$741,301 at December 31, 2008). At the same date, all economic and financial indexes established in the contract were met.

The agreement entered into by Telemig Celular with the State Department of Economic Development regarding debentures sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At December 31, 2009, all covenants were fulfilled by Telemig Celular.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

d)	Guarantees

At March 31, 2009, guarantees were granted for the Company’s loans and financing, in local currency, in the principal amount of R$2,555,215, being R$353,306 from Banco do Nordeste do Brasil—BNB, R$1,418,042 from BNDES (URTJLP), and R$8,506 from BNDES (UMBNDES) and R$775,361 from BEI according to the table below:

Banks	Guarantees
BNDES

•        Contract (Vivo) R$1,374,836: Guarantee in receivables referring to 15% of the outstanding balance or four (4) times the amount of the highest installment, whichever is higher.

•        Contract (Vivo) R$51,712: pledging of 15% of the receivables for service revenue.

•        The Company is the guarantor/intervening party.

Banco Europeu de Investimento—BEI	• Commercial risk secured by Banco BBVA Portugal. • Bank security granted by Banco Bradesco S.A. in the amount equivalent to 100% of the outstanding balance of the financing.

Banco do Nordeste do Brasil S.A.

•        Constitution of a liquidity fund represented by financial investments in the amount equivalent to three (3) amortization installments, referenced to the post-grace period average installment.

•        The Company is the guarantor/intervening party.

e)	Promissory Notes

On June 27, 2008, the Board of Directors of the Company approved the issue and offer of 50 unsecured promissory notes in the value of R$10 million each, totaling R$500 million. On July 25, 2008, the offer was registered with the CVM and issued on July 29, 2008, with maturity date on July 24, 2009, bearing interests of 106.5% of the CDI rate, as daily disclosed by the Custody and Settlement Agency—CETIP. The proceeds funded from this offer were used for settlement of the principal amount of the debt represented by the first issue of debentures of the Company.

On September 29, 2008, the Board of Directors of the Company approved the issue and offer of 22 unsecured promissory notes in the value of R$25 million each, totaling R$550 million. On October 29, 2008, the offer was registered with the CVM and issued on November 10, 2008, with maturity date on May 09, 2009, bearing interests of 115.0% of the CDI rate, as daily disclosed by the Custody and Settlement Agency—CETIP. The proceeds funded from this offer were used in an increase of the capital stock of TCO IP for settlement of commercial promissory notes due on November 10, 2008, in the amount of R$530 million.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

f)	Debentures

f.1)	Fund-raising by the Company

Within the scope of the R$2,000,000 First Securities Distribution Program announced on August 20, 2004, on May 1, 2005 the Company issued debentures in the amount of R$1,000,000 for a term of 10 years counted from the issue date on May 01, 2005.

The Offering consisted of the issue in two series, being R$200,000 in the first series, and R$800,000 in the second series, with final maturity on May 1, 2015. The debentures accrue interest, payable on a semiannual basis, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated daily average rates for the DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the CETIP.

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and May 1, 2010 (second series).

In December 2008, the Board of Directors approved the 2nd public issue, by the Company, of simple, unsecured, nonconvertible debentures, of a sole series, discharged from registration with the CVM, under the terms of art. 5, item II, of CVM Instruction No. 400, because it referred to one sole and indivisible lot of securities. The unit nominal value of the debenture was R$210 million as of the issuance date (“Unit Nominal Value”).

At March 30, 2009, the Board of Directors of the Company approved the first rollover of the debentures of the 1st series of the 2nd issue of the Company, whose characteristics were approved at the meetings of the Board of Directors of the Company held on April 25, 2005 and May 13, 2005. The new effective term for remuneration is 24 months, counted from May 01, 2009 until May 01, 2011, during which time the remuneration conditions defined herein shall remain unchanged.

During the second term of remuneration, the debentures of the 1st Series of the 2nd Issue of the Company will be entitled to a remuneration of one hundred and twenty per cent (120%) of the average rate of the one-day Interbank extra-group Deposits –denominated DI over extra-group rate, calculated according to the formula contained in clause 4.9 of the “2nd issue Indenture”. The payments of remuneration of the debentures shall be made on November 01, 2009, May 01, 2010, November 01, 2010 and May 01, 2011.

f.2)	Fund-raising by Telemig Celular

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No. 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig Celular, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações)—FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas registered as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900, thus completing the program for providing service to 134 locations inside the state of Minas Gerais. At March 31, 2009 the updated amounts of the 1st, 2nd and 3rd series of the debentures were R$6,734, R$18,522 and R$32,435, totaling R$57,691 (R$6,645, R$18,278 and R$32,000, totaling R$56,923 at December 31, 2008), respectively.

16. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims, relevant accounting provisions have been recorded with respect to such lawsuits which the chance of loss was deemed as probable.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	03.31.09			12.31.08
	Provisions	(-) Escrow deposits	Net	Net
Civil	176,094	(43,719)	132,375	128,488
Labor	78,950	(36,079)	42,871	38,343
Tax	29,918	(3,547)	26,371	27,252

Total	284,962	(83,345)	201,617	194,083

Current			95,670	91,136
Noncurrent			105,947	102,947

The changes to the provisions for net contingencies are as follows:

	2009	2008
Balances at the beginning of the year	194,083	199,404
Booking of provisions, net of reversal (note 23)	35,682	33,175
Monetary variation	(782)	451
Decrease (increase) of escrow deposits	(2,910)	6,502
Payments	(24,456)	(21,583)

Balances at March 31	201,617	217,949
Booking of provisions, net of reversals in 2Q, 3Q and 4Q08		105,524
Entry of Telemig Participações at 03.31.08		10,957
Monetary variation in 2Q, 3Q and 4Q08		7,145
Increase of escrow deposits in 2Q, 3Q and 4Q08		(22,351)
Payments in 2Q, 3Q and 4Q08		(125,141)

Balance at year end		194,083

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

16.1.	Civil Claims

These aforementioned provisions to several civil claims for which the respective provisions were recorded, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a)	Consumers

The Company and its subsidiaries are parties to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits are deemed to be material.

At March 31, 2009, based on the opinion of its lawyers, the amount of R$151,534 (R$151,692 at December 31, 2008) was recorded, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount of these lawsuits in several different spheres deemed as “possible” was R$471,195 (R$459,594 at December 31, 2008).

b)	ANATEL

The subsidiaries are parties to several legal and administrative proceedings brought by ANATEL referring to noncompliance with Regulations concerning the Personal Mobile Service. At March 31, 2009, the amount of R$19,650 (R$15,369 at December 31, 2008), was recorded, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$13,387 (R$12,916 at December 31, 2008).

c)	Other

These refer to lawsuits of other nature, all related to the regular course of business. At March 31, 2009, based on the opinion of its independent lawyers, the amount of R$4,910 (R$3,614 at December 31, 2008) was recorded, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in several lawsuits classified as “possible loss” was R$28,724 (R$21,976 at December 31, 2008).

16.2.	Labor claims

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$180,991 (R$193,462 at December 31, 2008).

16.3.	Tax Proceedings

At March 31, 2009, the amount involved in proceedings of this nature classified as “possible loss” was R$3,107,344 (R$2,746,572 at December 31, 2008), which were primarily related to matters of state and federal taxes and contributions as: ICMS, PIS/COFINS, ISS, IRPJ, IRRF, CSLL, IOF, CPMF, FUST, FUNTTEL, FISTEL and Social Contributions. The proceedings filed in this quarter pertain to the same subject matter of those already in course at December 31, 2008.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

17. OTHER LIABILITIES

	Controlling Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Prepaid services to be rendered—deferred revenue	—	—	399,855	451,772
Reverse stock split (a)	102,941	103,121	243,731	244,090
Provision for disposal of assets (b)	—	—	189,121	183,387
Provision for customer loyalty program	—	—	113,674	117,590
Provision for pension fund	—	—	12,983	12,372
Liabilities to related parties	293	372	5,232	3,906
Other	471	471	8,498	9,260

Total	103,705	103,964	973,094	1,022,377

Current	103,385	103,644	764,595	820,233
Noncurrent	320	320	208,499	202,144

(a)	This refers to credit made available to the holders of remaining shares as a result of the reverse stock split of the capital stock of the Company and of its subsidiaries.

(b)	This refers to the costs to be incurred in connection with the obligation of returning to the owners the “sites” (locations for installation of Radio Base Stations—RBS of the subsidiaries) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

18. SHAREHOLDERS’ EQUITY

a)	Capital Stock

At March 31, 2009, the Company’s subscribed and paid-up capital was R$ 6,900,422 (R$6,710,526 at December 31, 2008), represented by shares with no par value, distributed as follows:

At a Meeting of the Board of Directors held on February 12, 2009, an approval of the capital stock in the amount of R$189,896 was approved, which corresponds to the tax benefit of the incorporated goodwill for fiscal year 2008 (note 6.2).

	Number of shares
	03.31.09	12.31.08
Total capital stock in
Common shares	136,275,334	134,150,345
Preferred shares	238,063,700	234,369,011

Total	374,339,034	368,519,356

Treasury shares
Preferred shares	(1,123,725)	(1,123,725)

Total	(1,123,725)	(1,123,725)

Outstanding shares
Common shares	136,275,334	134,150,345
Preferred shares	236,939,975	233,245,286

Total	373,215,309	367,395,631

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

b)	Dividends and Interest on Shareholders’ Equity

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporate Law, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

b.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of the Company’s shares; or

b.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of the Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since minimum dividends were not paid on preferred shares for three consecutive years.

At the General Shareholders’ Meeting held on March 15, 2007, the payment of dividends on the income for year 2006 to the holders of preferred shares was approved. However, the approved amount was lower than the minimum statutory value required for removing the right to vote of the preferred shares.

b.3) Dividends and Interest on Shareholders’ Equity not claimed by shareholders are forfeited in 3 (three) years, as from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6,404/76.

At a General and Special Shareholders’ Meeting held on February 12, 2009, the payment of dividends and interest on the own capital in the amount of R$ 426,798 was decided, being as follows: Interest on Shareholders’ Equity in the amount of R$161,113 (R$136,946 net of the withholding income tax) and dividends in the amount of R$265,685 paid in March 2009.

c)	Capital Reserves

c.1)	Goodwill reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date.

c.2)	Special Goodwill Reserve

This reserve was recorded as a result of the Corporate Reorganization processes described in note 6.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the goodwill transferred. The portion of special goodwill reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares. The increase of capital is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class, at the time of the issue, and the amounts paid upon the exercise of this right shall be directly delivered to the controlling shareholder, in accordance with the provisions in CVM Instruction No. 319/99.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The Meeting of the Board of Directors held on February 12, 2009 approved a capital increase of R$189,896, representing the tax benefit of the incorporated goodwill for fiscal year 2008, with the issue of 5,819,678 new shares, being 2,124,989 common shares and 3,694,689 preferred shares, ensuring the preemptive right provided for in Article 171 of Law No. 6,404/76, and the proceeds arising from the exercise of the preemptive right were credited to Portelcom Participações S.A.

c.3)	Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years.

d)	Profit Reserves

d.1)	Legal Reserve

The legal reserve is recorded by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. Given the establishment of such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law No. 6,404/76.

d.2)	Reserve for Expansion

The reserve for expansion was recorded with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained earnings account for the fiscal year ended on December 31, 2008. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d.3)	Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 occurred in that company.

e)	Retained Earnings

At a General and Special Shareholders’ Meeting, held on March 19, 2009, the allocation of the net profit for fiscal year 2008 was approved, in the amount of R$399,901, of which R$19,995 were applied to the Legal Reserve and R$379,906 as dividends and interest on the capital, categorized as follows: R$161,113 as interest on the own capital, gross (R$136,946, net of withholding income tax) and R$218,793 as dividends, Additionally, R$46,892 were allocated as supplementary dividends.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Pursuant to the change introduced by Law No. 11,638/07, the net profit for the year must be entirely allocated in accordance with the provisions in articles 193 to 197 of Law No. 6,404/76.

19. NET OPERATING REVENUE

	Consolidated
	03.31.09	03.31.08
Franchise and use	2,583,114	2,098,057
Interconnection	1,584,124	1,366,606
Data and value-added services (SVA)	638,193	455,387
Other services	50,183	32,844

Gross revenue from telecommunication services	4,855,614	3,952,894
ICMS	(833,630)	(669,853)
PIS and COFINS	(177,004)	(143,098)
Discounts granted	(172,929)	(115,694)
ISS (service tax)	(2,321)	(1,696)

Net operating revenue from telecommunication services	3,669,730	3,022,553

Gross revenue from sales of handsets and accessories	738,352	654,432
Discounts granted	(231,546)	(221,838)
ICMS	(76,329)	(64,237)
PIS and COFINS	(43,501)	(38,086)
Returns of goods sold	(36,587)	(20,846)

Net operating revenue from sales of handsets and accessories	350,389	309,425

Total net operating revenue	4,020,119	3,331,978

No customer has contributed more than 10% of the gross operating revenue for the three-month periods ended on March 31, 2009 and 2008.

20. COST OF GOODS SOLD AND SERVICES RENDERED

	Consolidated
	03.31.09	03.31.08
Interconnection	(533,561)	(449,739)
Depreciation and amortization	(556,565)	(380,468)
Taxes, fees and contributions	(212,106)	(145,030)
Outsourced services	(133,383)	(125,694)
Rent, insurance and condominium fees	(82,138)	(51,896)
Connection means	(89,846)	(50,386)
Personnel	(36,834)	(24,073)
Other supplies	(19,924)	(17,625)

Cost of services rendered	(1,664,357)	(1,244,911)
Cost of goods sold	(613,131)	(502,244)

Total	(2,277,488)	(1,747,155)

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

21. SELLING EXPENSES

	Consolidated
	03.31.09	03.31.08
Outsourced services	(444,860)	(389,577)
Depreciation and amortization	(130,438)	(127,835)
Customer loyalty program and donations	(100,113)	(99,933)
Advertising	(95,186)	(75,685)
Personnel	(94,330)	(70,430)
Allowance for doubtful accounts	(77,573)	(81,714)
Rent, insurance and condominium expenses	(17,151)	(14,589)
Other supplies	(29,354)	(18,877)

Total	(989,005)	(878,640)

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated
	03.31.09	03.31.08
Outsourced services	(125,448)	(130,549)
Depreciation and amortization	(107,506)	(66,857)
Personnel	(79,541)	(65,255)
Rent, insurance and condominium expenses	(21,958)	(21,375)
Other supplies	(14,513)	(4,407)

Total	(348,966)	(288,443)

23. OTHER OPERATING REVENUE (EXPENSES), NET

	Controlling Company		Consolidated
	03.31.09	03.31.08	03.31.09	03.31.08
Fines	—	—	25,817	16,572
Recovered expenses	291	5,539	25,382	33,163
Shared infrastructure and EILD	—	—	23,800	14,717
Reversal of provisions	159	—	3,223	4,525
Property lease	—	—	3,892	—
Amortization of goodwill	—	(95,187)	—	(95,187)
Provision for contingencies	(18)	(298)	(38,905)	(37,700)
FUST	—	—	(20,389)	(16,663)
PIS and COFINS	(3)	(1)	(15,508)	(10,737)
ICMS on other expenses	—	—	(12,598)	(11,998)
Amortization of deferred assets	—	—	(10,344)	(11,693)
FUNTTEL	—	—	(10,216)	(8,301)
Other taxes, fees and mandatory contributions	(1)	(1)	(3,130)	(8,234)
Disposal and provisions for losses on fixed assets	—	—	(154)	407
Investment gains	1,935	—	1,935	—
Realization of the provision for losses on investments	—	17,267	—	17,267
Other operating revenue (expenses)	31	1,445	21,571	(7,119)

Total	2,394	(71,236)	(5,624)	(120,981)

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

24. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Controlling Company		Consolidated
	03.31.09	03.31.08	03.31.09	03.31.08
Financial income	16,380	8,451	87,894	75,305

Financial expenses:
Loan, financing and debentures	(71,503)	(42,073)	(161,907)	(39,088)
Derivative transactions	(132)	(1,060)	(30,966)	(46,277)
Other financial transactions	(1,293)	(410)	(20,955)	(23,492)

Total	(72,928)	(43,543)	(213,828)	(108,857)

Monetary and exchange variations:
In assets
Derivative transactions	—	—	(79,677)	59,942
In liabilities
Derivative transactions	(3,626)	(947)	5,244	40,979
Loans and financing	—	932	57,915	(118,311)
Suppliers and other transactions	—	—	(6,691)	(6,267)

Total	(3,626)	(15)	(23,209)	(23,657)

25. INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries monthly record provisions for income tax and social contribution, on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 6. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	03.31.09	03.31.08
Income tax and social contribution on amortized goodwill	(108,751)	(71,934)
Income tax and social contribution expenses	(61,666)	(56,786)
Deferred income and social contribution taxes	56,639	(13,271)

Total	(113,778)	(141,991)

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Below is a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, to the amounts calculated by applying combined statutory rates at 34%:

	Controlling Company		Consolidated
	03.31.09	03.31.08	03.31.09	03.31.08
Income before taxes	122,277	98,969	249,893	239,550
Tax credit (debt) at combined statutory rate (34%)	(41,574)	(33,650)	(84,963)	(81,448)
Permanent additions:
Nondeductible expenses—goodwill amortization	—	(26,493)	—	(26,493)
Other nondeductible expenses	(6)	—	(6,833)	(22,514)
Other additions	—	—	(2,371)	—
Permanent exclusions:
Equity accounting	63,027	71,643	—	—
Other deductible expenses	2,955	—	2,955	7
Other exclusions	657	2,955	1,261	2,955
Tax losses and unrecognized temporary differences	(23,827)	(14,498)	(23,827)	(14,498)

Tax credit (debt)	1,232	(43)	(113,778)	(141,991)

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

The Company and its subsidiaries are engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The controlling company and consolidated financial instruments are presented in compliance with CVM Resolution No. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

a)	General considerations

At March 31, 2009 and December 31, 2008, the main financial instruments, and their respective values by category, are as follows:

	Company
	03.31.09			12.31.08
	Fair value through profit and loss	Amortized cost	Total	Fair value through profit and loss	Amortized cost	Total
Assets
Cash and cash equivalents	395,759	—	395,759	10,705	—	10,705
Interest on shareholders equity and dividends		227,493	227,493	—	397,412	397,412
Liabilities		—
Payroll and related accruals	—	320	320	—	555	555
Trade accounts payable	—	4,492	4,492	—	4,463	4,463
Taxes payable	—	1,481	1,481	—	46,028	46,028
Loans and financing	—	1,126,503	1,126,503	—	1,091,374	1,091,374
Debentures	—	1,267,876	1,267,876	—	1,021,502	1,021,502
Interest on shareholders equity and dividends	—	407,457	407,457	—	407,473	407,473
Derivative contracts	4,971	—	4,971	1,213	—	1,213
Other liabilities	—	103,705	103,705	—	103,964	103,964

	Consolidated
	03.31.09			12.31.08
	Fair value through results	Amortized cost	Total	Fair value through results	Amortized cost	Total
Assets
Cash and cash equivalents	1,737,316	—	1,737,316	2,182,913		2,182,913
short-term investments pledged as collateral	82,682	—	82,682	88,822	—	88,822
Trade accounts receivable, net	—	2,381,623	2,381,623	—	2,578,498	2,578,498
Derivative contracts	431,181	—	431,181	632,751	—	632,751
Liabilities
Payroll and related accruals	—	131,895	131,895		185,471	185,471
Trade accounts payable	—	2,912,345	2,912,345		3,726,324	3,726,324
Taxes payable	—	958,975	958,975	—	1,060,875	1,060,875
Loans and financing	1,144,141	5,243,345	6,387,486	2,393,693	4,531,038	6,924,731
Debentures	—	1,325,567	1,325,567	—	1,078,425	1,078,425
Interest on shareholders equity and dividends	—	423,166	423,166	—	545,864	545,864
Derivative contracts	117,621	—	117,621	203,323	—	203,323
Other liabilities	—	973,094	973,094	—	1,022,377	1,022,377

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

b)	Considerations on risk factors which may affect the Company’s and its subsidiaries’ business

The main market risks which the Company and its subsidiaries are exposed to in the conduct of their activities are:

Credit Risk

The credit risk arises out of the potential difficulty to collect the amounts payable for telecommunication services rendered to its customers and for sales of handsets to the distributors network, as well as the risk related to financial statements and accounts receivable for swap transactions.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ defaults, by means of clear policies regarding the sale of post-paid handsets. The customer base of the subsidiaries has, predominantly, a prepaid system, which requires the upfront payment and consequently entails no credit risk.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases.

The Company and its subsidiary (Vivo) are also subject to credit risk originating from their financial investments and amounts receivable from swap transactions. The Company and its subsidiaries act in such a manner as to diversify this exposure among various world-class financial institutions.

Interest Rate and Inflation Risk

The interest rate risk arises out of the portion of the debt and of the liability positions in derivatives contracted at floating rates, and involves the risk of the financial expenses increasing due to an unfavorable change in the interest rates.

The Company and its subsidiary (Vivo) are exposed to the risk of increased interest rates, due to the liabilities portion of the derivative transactions (Exchange Hedge) and to CDI-referenced debts. The balance of financial investments, indexed to the CDI, partially neutralizes this effect.

The inflation rate risk arises out of the debentures issued by Telemig Celular, indexed to the IPCA, which may negatively affect the financial expenses by an unfavorable change of this index.

Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the outstanding balances of foreign currency loans.

The Company and its subsidiary (Vivo) have contracted financial derivative transactions so as to protect themselves against exchange rate fluctuations arising out of foreign currency loans. The instruments used were swap contracts.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The table below summarizes the net exposure of the Company and its subsidiary (Vivo) to the exchange rate factor at March 31, 2009 and December 31, 2008:

	March 31, 2009
	In thousand
	US$	€	¥
Loans and financing	(402,628)	—	(37,938,249)
Loans and financing—UMBNDES (a)	(3,674)	—	—
Derivative instruments	405,499	—	37,938,249
Other liabilities	(33,104)	(20,044)	—

Total (insufficient coverage)	(33,907)	(20,044)	—

	December 31, 2008
	In thousand
	US$	€	¥
Loans and financing	(467,501)	—	(51,937,288)
Loans and financing—UMBNDES (a)	(4,061)	—	—
Derivative instruments	467,308	—	51,937,288
Other liabilities	(33,104)	(20,044)	—

Total (insufficient coverage)	(37,358)	(20,044)	—

(a)	UMBDES is a monetary unit prepared by the BNDES, composed of a basket of foreign currencies, the main currency being the US Dollar, and for this reason the Company and its subsidiary (Vivo) consider in their analysis of the risk coverage against the exchange rate fluctuations.

c.)	Transactions with Derivatives

The Company and its subsidiary (Vivo) entered into swap contracts in foreign currency at several exchange rates, in a notional amount at March 31, 2009 of US$ 435,204, and JPY 37,316,640 (US$ 515,606, JPY 51,594,615 at December 31, 2008). At March 31, 2009, the Company had interest rate swap contracts in a notional amount of R$225,000 (R$225,000 at December 31, 2008) for interest rates in local currency (CDI) and the notional amount of R$110,000 of swaps indexed to the IGPM (R$110,000, at December 31, 2008).

As required by Law No. 11,638/07, the Company and its subsidiaries started applying CPC 14 since the transition date on December 31, 2006. CPC 14 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the income statement, except for in the case of compliance with specific accounting criteria such as hedge.

The derivative financial instruments intended for hedge and the respective items subject matter of hedge are adjusted monthly to the fair value, with due regard to the following: for those financial instruments classified as fair value hedge and evaluated as effective, the valuation or devaluation of the fair value of the item which is the hedge instrument and of the item subject matter of hedge must be recorded as a counter-entry to a proper revenue or expense account, in the income of the year.

The Company and its subsidiaries started designating certain swap contracts as fair value hedges of a portion of the foreign currency debts (US Dollar and Japanese Yen), local interest rate (CDI) and IGPM.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The Company and Vivo calculate the effectiveness of these hedges at the beginning and continuously (at least on a quarterly basis) and the hedges contracted on March 31, 2009 showed to be effective in relation to the debts subject of such coverage. As long as these derivative contracts are identified as hedge accounting according to CPC 14, the covered debt is also adjusted to the fair value in conformity with the fair value hedge rules.

The CVM, by Resolution No. 550, issued on October 17, 2008, and by Instruction No. 475, issued on December 17, 2008, provided for that publicly-held companies are required to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, either recognized or not as assets or liabilities in their balance sheet.

Risk Management Policy

All contracting of derivative financial instruments for the Company and its subsidiary (Vivo) is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of financial debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 99.9% of the financial exchange liabilities are hedged.

The Company and its subsidiary (Vivo) keep internal controls in relation to their derivative instruments which, in the opinion of the Management are adequate for controlling risks associated to each strategy of market action. The results obtained by the Company and its subsidiary (Vivo) in relation to their derivative financial instruments show that the Management has properly managed risks.

Fair values of the derivative financial instruments

The valuation method used for calculating the market value of the loans, financing, debentures and derivatives was the discounted cash flow, considering expectancy of settlement or receipt of liabilities and assets at the market rates as of March 31, 2009.

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa (São Paulo Stock Exchange) curves and bringing them to present value using market DI rates for swaps disclosed by the BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at March 31, 2009 and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Description Swap’s of contract		Notional		Fair value		Cumulative effect (current period)
		03.31.09	12.31.08	03.31.09	12.31.08	Amount receivable/(received)	Amount payable/(paid)
Asset position
Foreign currency		1,351,361	1,768,940	1,824,517	2,432,082	514,586	—

ABN AMRO	USD	78,079	78,079	112,829	112,188	29,647	—
BANCO DO BRASIL	JPY	301,899	301,899	462,776	504,863	125,223	—
BRADESCO	USD	29,128	29,128	43,915	43,676	12,137	—
CITIBANK	USD	181,230	181,230	216,356	205,044	63,337	—
ITAU	USD	643	643	652	657	—	—
JP MORGAN	USD	443,207	443,207	559,179	536,433	197,940	—
PACTUAL	USD	1,358	1,812	1,409	1,892	—	—
SANTANDER	JPY	311,455	542,296	422,930	835,118	86,302	—
UNIBANCO	USD	—	92,792	—	93,478	—	—
VOTORANTIM	USD	4,362	97,854	4,471	98,733	—	—
Post rate (CDI)		225,000	225,000	232,806	226,248	—	—

BANCO DO BRASIL	CDI	175,000	175,000	181,071	175,970	—	—
BRADESCO	CDI	50,000	50,000	51,735	50,277	—	—
Pre rate (IGPM)		110,000	110,000	163,954	156,703	16,266	—

UNIBANCO	IGPM	110,000	110,000	163,954	156,703	16,266	—
Liabilities position
Post rate (CDI)		(1,351,361)	(1,768,240)	(1,422,582)	(1,920,551)	—	112,650

ABN AMRO	CDI	(78,079)	(78,079)	(83,182)	(78,955)	—	—
BANCO DO BRASIL	CDI	(301,899)	(301,899)	(337,554)	(324,189)	—	—
BRADESCO	CDI	(29,128)	(29,128)	(31,778)	(30,551)	—	—
CITIBANK	CDI	(181,230)	(181,230)	(183,234)	(177,882)	—	30,216
ITAU	CDI	(643)	(643)	(1,206)	(1,172)	—	554
JP MORGAN	CDI	(443,207)	(443,207)	(438,397)	(452,853)	—	77,157
PACTUAL	CDI	(1,358)	(1,812)	(2,430)	(3,144)	—	1,021
SANTANDER	CDI	(311,455)	(542,296)	(336,628)	(588,284)	—	—
UNIBANCO	CDI	—	(92,792)	—	(127,030)	—	—
VOTORANTIM	CDI	(4,362)	(97,854)	(8,173)	(136,491)	—	3,702
Pre rate		(225,000)	(225,000)	(237,778)	(227,461)	—	4,971

BANCO DO BRASIL	PRÉ	(175,000)	(175,000)	(184,932)	(176,908)	—	3,860
BRADESCO	PRÉ	(50,000)	(50,000)	(52,846)	(50,553)	—	1,111
Post rate (CDI)		(110,000)	(110,000)	(147,688)	(141,080)	—	—

UNIBANCO	CDI	(110,000)	(110,000)	(147,688)	(141,080)

		Provision withholding income tax				(99,671)	—
		Amount receivable/payable withholding incor				431,181	117,621
		Balance of Balance Sheet Adjustment				313,560

(1)	Foreign currency swaps x CDI (R$1,824,517)—swap transactions contracted with maturity dates until 2015, for protection against exchange rate variation risk in financing transactions of this nature (R$1,826,377).

(2)	Swap CDI X Pre (R$232,806)—swap transactions contracted with maturity date in January 2010, for partially protecting against local interest rate fluctuations in relation to debts and derivatives exposed in CDI (debts of R$2,656,676). For the other exposures to CDI (swap liabilities), the Company and its subsidiary (Vivo) have short term financial investments based on the variation of the CDI (R$1,795,093 at March 31, 2009) as partial “natural hedge”. The book values of these financial investments are close to market values, because they are redeemed in the short term.

(3)	Swap IGPM x CDI percentage (R$163,954)—swap transactions contracted with maturity date until 2010 with the purpose of protecting the flow identical to the debts at IGPM (R$163,954).

At March 31, 2009, assets in the amount of R$431,181 (R$632,751 at December 31, 2008) and liabilities in the amount of R$117,621 (R$203,323 at December 31, 2008) were recorded by the Company and its subsidiary (Vivo) for recognition of the net derivatives positions as of that date.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Gains and losses in the fiscal year ended on March 31, 2009, grouped by contracts executed, were recorded in the income accounts (note 24), as required in CVM Resolution 550/08.

Below is a breakdown of the maturity dates of the swaps at March 31, 2009:

Description Swap’s of contract	Maturity				Amount payable /receivable 03.31.09
	2009	2010	2011	2012 and after
Foreign currency x CDI
ABN AMRO	—	29,647	—	—	29,647
BANCO DO BRASIL	121,215	—	4,008	—	125,223
BRADESCO	12,137	—	—	—	12,137
CITIBANK	(6,724)	(6,104)	(6,401)	52,350	33,121
ITAU	(554)	—	—	—	(554)
JP MORGAN	(7,931)	(13,572)	(15,860)	158,146	120,783
PACTUAL	(1,021)	—		—	(1,021)
SANTANDER	86,302	—	—	—	86,302
UNIBANCO	—	—	—	—	—
VOTORANTIM	(915)	(1,867)	(920)	—	(3,702)

Total	202,509	8,104	(19,173)	210,496	401,936

CDI x Pre
BANCO DO BRASIL		(3,860)			(3,860)
BRADESCO		(1,111)			(1,111)

Total	—	(4,971)	—	—	(4,971)

IGPM x CDI
UNIBANCO		16,266			16,266

Total	—	16,266	—	—	16,266

Total	202,509	19,399	(19,173)	210,496

	Provision withholding income tax				(99,671)
	Amount receivable/payable withholding income tax				313,560
	Balance of Balance Sheet Adjustment				313,560

Analysis of sensibility to the risk variables of the Company and its subsidiary (Vivo)

CVM Instruction provides that publicly-held companies, in addition to the provisions in item 59 of CPC 14—Financial Instruments: Recognition, Measurement and Evidencing, are required to disclose a statement of sensibility analysis, for each type of market risk deemed by the management to be material, originated by financial instruments, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

In compliance with the provisions above, each of the transactions with derivatives was evaluated considering a probable realization scenario and two scenarios which may generate adverse results to the Company and its subsidiary (Vivo).

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

In the probable scenario, assuming the realization on the maturity dates of each of the transactions, what the market has been signalizing in the future market curves (currency and interest) of the BM&F Bovespa, was considered. Thus, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For the adverse scenarios, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the Company and its subsidiary (Vivo) only have derivative instruments for hedging their financial debt, changes in the scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. For these transactions, the Company has stated the balance of the subject matter (debt) and of the derivative financial instrument (hedge) in separate lines of the sensibility analysis table, in order to inform on the net exposure of the Company, in each of the three mentioned scenarios, as shown below:

Sensibility Analysis—Net Exposure

Operation	Risk	Provable	Deterioration 25%	Deterioration 50%
Hedge (Asset position)	Derivatives (Risk reduction USD)	938,810	1,251,868	1,605,754
Debit in USD	Debit (Risk increase USD)	(958,711)	(1,277,837)	(1,638,330)

	Net exposure	(19,901)	(25,969)	(32,576)

Hedge (Asset position)	Derivatives (Risk reduction JPY)	885,706	1,108,247	1,331,329
Debit in JPY	Debit (Risk increase JPY)	(885,706)	(1,108,247)	(1,331,329)

	Net exposure	—	—	—

Hedge (Asset position)	Derivatives (Risk reduction IGP-M)	163,954	167,594	169,247
Debit in IGP-M	Debit (Risk increase IGP-M)	(163,954)	(167,594)	(169,247)

	Net exposure	—	—	—

Hedge (Asset position)	Derivatives (Risk reduction CDI)	232,806	253,862	258,024
Debit in CDI	Debit (Risk increase CDI)	(232,806)	(253,862)	(258,024)

	Net exposure	—	—	—

Hedge (CDI Liability position)	Derivatives (Risk increase CDI)	(1,570,268)	(1,862,220)	(2,125,726)

	Net exposure	(1,570,268)	(1,862,220)	(2,125,726)

Premises for the Sensibility Analysis

Risk variable	Provable	Deterioration 25%	Deterioration 50%
USD	2,3152	2,894	3,473
JPY	0.0233	0.029	0.035
IGP-M	6.3%	7.8%	9.4%
CDI	11.08%	13.85%	16.62%

The net exposure in CDI shown in the sensibility analysis does not reflect all the exposure of the Company and of its subsidiary (Vivo) to the local interest rate, once the Company has debts indexed to the CDI, and has short term financial investments based on the variation of the CDI (R$1,795,093 at March 31, 2009) as partial “natural hedge”.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

For calculation of the net exposure, all the derivatives were considered at their fair value, as well as the associated debts (hedged elements).

The fair values, shown in the table above, depart from a portfolio position at March 31, 2009, however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the Company and its subsidiary (Vivo). The use of different premises may significantly affect the estimates.

27. POST-EMPLOYMENT BENEFIT PLANS

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions of the publication for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; iv) TCP Prev and TCO Prev Plans; v) Visão Celular Benefit Plans—Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

As disclosed in the publication for the last fiscal year, the management and equity of the above referred plans (except for the PBS-A and PAMA, which are still managed by Fundação SISTEL de Seguridade Social—SISTEL) was transferred to Visão Prev Sociedade de Previdência Complementar (“Visão Prev”).

On August 21, 2007, the regulation of Vivo-Prev plan was approved, an individual plan of defined contribution, which has already been managed by Visão Prev. The contributions of Vivo to this plan are equal to the ones from the participants, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant, with migration of the former plans to Vivo Prev, at free option of the participants. The adhesion to the new plan has been massive.

Vivo, through its actuarial consultants, has prepared studies considering the impact of ordinary action No. 04/081.668-0, brought by ASTEL against Fundação Sistel de Seguridade Social, in which Telefonica and Telesp Celular (company that was merged into Vivo) are mentioned, in addition to Sistel, which action is related to the change in the costing system and review of other PAMA benefits. Based on the opinion of its tax consultants, the Management believes that at this time there is no payment risk, and at March 31, 2009 the chance of loss was classified as possible. At March 31, 2009 the amount in question was R$1,575 (R$1,475 at December 31, 2008).

Telemig Celular individually sponsors a defined retirement benefits plan—Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost.

Telemig Celular also sponsors the CelPrev, a defined contribution plan, under the same conditions as published in the last fiscal year.

Actuarial provisions relating to the plans mentioned above are recorded in “Other liabilities” (Note 17).

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

28. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are:

a)	Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A.—TELESP and subsidiaries. Part of these transactions were carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. It includes roaming services to customers of Telecomunicações Móveis Nacionais—TMN and several companies related to the Telefónica Group in the Company’s network.

b)	Technical Assistance: this refers to business consultant services provided by PT SGPS and technical assistance by Telefonica S.A., Telefonica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in LAIR (Profit Before the Income Tax) and the variation in PN and ON shares which determine a coefficient that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for only a fixed percentage on the service revenue. The above referred contracts were terminated on August 04, 2008.

c)	Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

d)	Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A.—Dedic to users of telecommunication services, contracted for 12 months, and renewable for an equal period.

e)	System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f)	Logistics operator and financial and accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g)	Voice portal content provider services: rendered by Terra Networks Brasil S/A.

h)	International roaming services: provided by Telefonica Móviles España S.A and Telecomunicações Móveis Nacionais—TMN.

We summarize below balances and transactions with non-consolidated related parties:

	Consolidated
	03.31.09	12.31.08
Assets:
Accounts receivable, net	258,568	244,341
Credits with related parties	13,365	12,929
Liabilities:
Suppliers and accounts payable	374,712	389,925
Technical assistance	166,022	170,178
Liabilities to related parties	5,232	4,070

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

	Consolidated
	03.31.09	03.31.08
Result:
Revenue from telecommunication services	515,739	472,939
Cost of services rendered	(53,451)	(36,116)
Other operating revenue (expenses), net	(171,979)	(204,313)
Financial income (expenses), net	4,156	(1,842)

29. INSURANCE

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, as of March 31, 2009, the Company and its subsidiary had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its subsidiaries considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$18,921,843
Comprehensive Civil Liability—RCG	R$4,576
Automobile (fleet of executive vehicles)	Hull: 100% of Fipe Table; Material/Bodily and Moral Damages R$220

30. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol “TCP” and since March 31, 2006 under ticker symbol “VIV” (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

•	Type of shares: preferred

•	Each ADR represents 1 (one) preferred share

•	The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol “VIV”

•	Foreign depositary bank: The Bank of New York Mellon

•	Custodian bank in Brazil: Banco Itaú S/A.

31. COMBINED QUARTERLY INCOME STATEMENT

In order to offer proper comparison, we are presenting below the consolidated and combined quarterly income statement, considering that the acquisition of the share control of Telemig Participações had already occurred on January 01, 2008.

This information is presented only for allowing additional analysis resulting from the comparison of balances and transactions. It does not purport what might have occurred if the companies were already under common control and does not purport to represent the financial statements of one corporate entity separately nor necessarily indicate future results.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Because it refers to combined information, that is, a simple sum of the accounting items, for preparation of the income statements, minority interests were not taken into consideration.

	03.31.09 Consolidated	03.31.08 Combined
Telecommunication services	4,855,614	4,430,185
Sales of handsets and accessories	738,352	682,545

Gross operating revenue	5,593,966	5,112,730

Deduction from the gross operating revenue	(1,573,847)	(1,431,499)

Net operating revenue	4,020,119	3,681,231

Cost of services rendered	(1,664,357)	(1,404,638)
Cost of products sold	(613,131)	(533,598)

Gross profit	1,742,631	1,742,995

Selling expenses	(989,005)	(958,481)
General and administrative expenses	(348,966)	(344,850)
Other operating revenue (expenses), net (a)	(5,624)	144,562

Operating expenses	(1,343,595)	(1,158,769)

Operating profit before financial income (expenses)	399,036	584,226

Financial expenses	(213,828)	(117,101)
Financial income	87,894	101,406
Monetary and exchange variations, net	(23,209)	(23,546)

Profit before income taxes and minority interest	249,893	544,985

(a)	In the first quarter of 2008, Telemig Celular reverted the full provision for ICMS on subscription and additional services in the amount of R$700,005, of which R$448,381 are a counter-entry to the judicial deposits posted to the non-current assets and R$251,624 in the income for the period.

32. CORPORATE REORGANIZATION

On March 20, 2009, the managements of Vivo Participações, Telemig Celular and Telemig Participações, in the form and for the purposes of CVM Instructions No. 319/999 and 358/02, have informed that their respective Boards of Directors approved the proposal to constitute an independent Committee (in conformity with “Parecer de Orientação” of CVM No. 35) for a Corporate Reorganization through merger of the shares of Telemig Celular and of Telemig Participações into Vivo Participações, by converting Telemig Celular in to a wholly-owned subsidiary of Telemig Participações and, the latter, into a wholly-owned subsidiary of Vivo Participações.

The purpose of the proposed Corporate Reorganization is to simplify the current organizational structure, which includes three publicly-held companies, two of them having ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders of the companies to hold interest in one sole company whose shares are traded both in Brazilian and international stock exchanges, with more liquidity, besides facilitating unification, standardization and rationalization of the general management of the business.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The flow chart below, reproduced in a simple manner, shows the current corporate structure and the structure after implementation of the Corporate Reorganization, emphasizing that the referred transaction will not change the composition of the final share control of the companies involved:

Current Corporate Structure:

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

Corporate structure after merger of the shares of Telemig Celular into Telemig Participações and of Telemig Participações into Vivo Participações:

All the shares of Telemig Celular will be merged into Telemig Participações’ equity, and the holders of the merged shares of Telemig Celular will be entitled to directly receive those new shares to which they have rights in the merger company, Telemig Participações. At the same date, the shares of Telemig Participações will be merged into Vivo Participações’ equity, and the holders of the merged shares of Telemig Participações will be entitled to directly receive those new shares to which they have right in the merger company, Vivo Participações, pursuant to such exchange ratio as may be agreed among the above mentioned companies.

The merger of the shares of Telemig Celular and of Telemig Participações shall not cause any change to the number or breakdown by type of shares, which will ultimately be entirely held by Vivo Participações. Holders of common and preferred shares of Telemig Celular which are merged into Telemig Participações’ equity will receive new shares in Telemig Participações of the same type, that is, merged preferred shares will be replaced by new preferred shares of Telemig Participações to be issued on behalf of the respective holder, and merged common shares shall be replaced by new common shares of Telemig Participações to be issued on behalf of the respective holder. Subsequently, and in the same manner, the holders of common and preferred shares of Telemig Participações which are merged into Vivo Participações’ equity will receive new shares of Vivo Participações of the same type. Thus, upon completion of the transaction, the non-controlling shareholders of Telemig Celular and of Telemig Participações will become shareholders of Vivo Participações.

The holders of common and preferred shares of Telemig Celular and of Telemig Participações and of common shares of Vivo Participações who dissent from the merger of shares of Telemig Celular and of Telemig Participações will have the right, as from the date of the general and special meetings of the companies adopting resolutions with respect to the Corporate Reorganization, to withdraw from the respective companies, upon reimbursement of the shares of which they are holders on the record date of the notice of the Relevant Fact.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

(in thousands of Brazilian Reais, except as otherwise mentioned)

The above mentioned Corporate Reorganization will be submitted to ANATEL for approval. Since it refers to a Corporate Reorganization among companies belonging to the same economic group, the transaction described herein is not subject to approval from the Administrative Council for Economic Defense—CADE. The holding of the meetings for adoption of resolutions concerning the Corporate Reorganization will be subject to the registration with the Securities Exchange Commission—SEC, as required in its respective regulations, due to the trading of ADRs issued by Telemig Participações in the New York Stock Exchange.

COMMENTS OF THE CONSOLIDATED PERFORMANCE IN THE QUARTER

VIVO PARTICIPAÇÕES S.A.

NET OPERATING REVENUES—VIVO

R$ million	Consolidated 1 Q 09	Consolidated		Combined
		4 Q 08	Δ%	1 Q 08	Δ%
Access and Usage	1,668.0	1,804.2	-7.5%	1,510.2	10.4%
Network usage	1,518.4	1,562.5	-2.8%	1,462.0	3.9%
Data Revenues plus VAS	442.5	379.4	16.6%	343.1	29.0%
Other services	40.8	42.7	-4.4%	31.9	27.9%
Net service revenues	3,669.7	3,788.8	-3.1%	3,347.2	9.6%

Net handset revenues	350.4	479.5	-26.9%	334.1	4.9%
Net Revenues	4,020.1	4,268.3	-5.8%	3,681.3	9.2%

OPERATING REVENUE

Growth of 9.6% in the net service revenue in 1Q09.	Total net revenue grew 9.2% over 1Q08, due to the growth in the service revenue, which represents growth in all components. Such growth is a result of the natural growth in the customer base, of the actions for stimulation of the recharges and of the sale of products and Value Added Services, or VAS. In relation to 4Q08, the total net revenue decreased by 5.8%, mainly due to the reduction of 26.9% in the revenue from handsets, as a result of the seasonality of the period.

“Access and usage revenue” recorded an increase of 10.4% over 1Q08, mainly due to the increase in the total outgoing traffic due to the incentive to usage. When compared to 4Q08, there was a reduction of 7.5% in the access and usage revenue as a result of the lower number of business days and the seasonality of the period.

Continuous growth of data revenue and VAS.	Data revenue plus VAS has grown 29.0% and 16.6% over 1Q08 and 4Q08, respectively, representing 12.1% of the Net Service Revenue. Several factors contributed to this: 31.1% increase in the data revenue due to the text messaging (SMS/MMS) usage and 44.7% increase due to Wireless Application Protocol, or WAP, Internet 3G and e-mailing usage year-over-year. SMS/MMS has continued to be the largest selling service, accounting for more than 52% of the data and VAS revenue.

OPERATING COSTS—VIVO

R$ million	Consolidated 1 Q 09	Consolidated		Combined
		4 Q 08	Δ%	1 Q 08	Δ%
Personnel	(210.7)	(205.9)	2.3%	(197.7)	6.6%

Cost of services rendered	(1,070.9)	(1,062.4)	0.8%	(955.5)	12.1%

Leased lines	(89.8)	(87.1)	3.1%	(63.0)	42.5%
Interconnection	(533.6)	(571.9)	-6.7%	(511.5)	4.3%
Rent/Insurance/Condominium fees	(82.1)	(85.4)	-3.9%	(61.8)	32.8%
Fistel and other taxes and contributions	(212.1)	(177.7)	19.4%	(159.5)	33.0%
Third-party services	(133.4)	(136.1)	-2.0%	(139.5)	-4.4%
Others	(19.9)	(4.2)	373.8%	(20.2)	-1.5%
Cost of goods sold	(613.1)	(720.6)	-14.9%	(533.6)	14.9%

Selling expenses	(764.2)	(842.0)	-9.2%	(735.2)	3.9%

Allowance for doubtful accounts	(77.6)	(59.5)	30.4%	(90.0)	-13.8%
Third-party services	(540.0)	(640.0)	-15.6%	(499.3)	8.2%
Customer loyalty and donatios	(100.1)	(97.7)	2.5%	(108.8)	-8.0%
Others	(46.5)	(44.8)	3.8%	(37.1)	25.3%
General & administrative expenses	(161.9)	(76.4)	111.9%	(188.1)	-13.9%

Third-party services	(125.4)	(47.3)	165.1%	(159.1)	-21.2%
Others	(36.5)	(29.1)	25.4%	(29.0)	25.9%
Other operating revenue (expenses)	4.6	35.3	-87.0%	234.0	-98.0%

Operating revenue	78.9	130.1	-39.4%	327.2	-75.9%
Operating expenses	(97.7)	(97.6)	0.1%	(93.1)	4.9%
Other operating revenue (expenses)	23.4	2.8	735.7%	(0.1)	n.a.

Total costs before depreciation / amortization	(2,816.2)	(2,872.0)	-1.9%	(2,376.1)	18.5%

Depreciation and amortization	(804.9)	(817.7)	-1.6%	(721.1)	11.6%
Total operating costs	(3,621.1)	(3,689.7)	-1.9%	(3,097.2)	16.9%

OPERATING COSTS

Cost of services increased due to expenses with Fistel Fee.	The 12.1% increase in the cost of the services rendered in 1Q09, when compared with 1Q08, is the result of the 33.0% increase in the costs for the Fistel Fee due to the growth of the customer base, the increase in the leased lines and the increase in lease, insurance and condominium expenses. In comparison with 4Q08, it recorded a slight growth of 0.8% related to the increase in Fistel Fee and other expenses, offset by a reduction in the interconnection costs.

Commercial and operational efficiency.	The cost of goods sold recorded an increase of 14.9%, in the comparison of 1Q09 over 1Q08 due to the foreign exchange devaluation occurred between the periods that increased the acquisition cost of handsets and to the launching of the operations in the Northeast region, which was offset by an increased activity of sales of Sim Cards. In the comparison with 4Q08, the reduction of 14.9% reflects the decrease in the commercial activity due to the seasonality between the periods being compared.

In the 1Q09, the selling expenses grew 3.9% over 1Q08, reflecting the increase in expenses with third-party services, such as: publicity and advertising, outsourced labor and client care. The increase was partially offset by a reduction in the allowance for doubtful accounts and customer retention efforts. In the comparison with 4Q08, selling expenses decreased by 9.2%, as a result of the reduction in expenses with third-party services, especially publicity and advertising, and other expenses with materials for points of sale, partially affected by the increase in the allowance for doubtful accounts. Decrease in the commercial activity was also recorded.

Allowance for doubtful accounts under control.	The Allowance for Doubtful Accounts in 1Q09 showed a reduction of 13.8% in relation to 1Q08. The amount of R$ 77.6 million represents 1.4% of the total gross revenue, lower than it was recorded in 1Q08, of 1.8%. In relation to the 4Q08, which is positively impacted by the corporate segment credit recovery for which provisions had been previously recorded and by the individual segment credit recovery due to the campaigns carried out for bonus amount, there was an increase of 0.4 percentage points. Vivo has continued with its collection actions and strict credit granting criteria, which have maintained this item under control.

The general and administrative expenses decreased by 13.9% in 1Q09 in relation to 1Q08, mainly due to the decrease in expenses with third-party services, especially technical assistance. In the comparison with 4Q08, which was positively impacted by the reduction in technical-administrative services and by settlement with non-recurring suppliers, the increase was of 111.9%, reflecting higher expenses with third-party services, especially auditing, legal, data processing and technical services.

Other Operating Revenue/Expenses recorded revenue of R$ 4.6 million. The comparison with 4Q08 presents a reduction in the revenues from recovered expenses, especially taxes. As set forth in MP 449/08, the amounts which were previously accounted for as non-operating Revenues/Expenses started being posted to this account. The reduction in comparison with 1Q08 was due to reversal of the ICMS provision by Telemig, effected during the quarter.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 11.6% in relation to 1Q08, due to the accelerated depreciation of the CDMA technology and to the investments in the period, in addition to the amortization of the goodwill as a result of the acquisition of Telemig. When compared to 4Q08, it recorded a reduction of 1.6%, due to lower investments made in the period.

FINANCIAL REVENUES (EXPENSES)—VIVO

R$ million	Consolidated 1 Q 09	Consolidated		Combined
		4 Q 08	Δ%	1 Q 08	Δ%
Financial Revenues	87.9	65.2	34.8%	101.4	-13.3%

Other financial revenues	89.7	90.5	-0.9%	101.4	-11.5%
(-) Pis/Cofins taxes on financial revenues	0.0	(25.3)	n.a.	0.0	n.a.

Financial Expenses	(213.8)	(312.7)	-31.6%	(117.2)	82.4%

Other financial expenses	(182.8)	(236.4)	-22.7%	(68.6)	166.5%
Gains (Losses) with derivatives transactions	(31.0)	(76.3)	-59.4%	(48.6)	-36.2%

Exchange rate variation / Monetary variation	(23.2)	(35.3)	-34.3%	(23.5)	-1.3%

Net Financial Income	(149.1)	(282.8)	-47.3%	(39.3)	279.4%

Drop of 47.3% in financial expenses in comparison with 4Q08.	In relation to 1Q08, Vivo’s financial expenses increased by R$ 109.8 million, mainly due to the increase in the net debt (3G financing and expenditures for acquisition of Telemig Celular Participações S/A) and to a higher effective interest rate in the period (2.85% in 1Q09 and 2.53% in 1Q08).

The financial expenses decreased by R$ 133.7 million in the comparison between 1Q09 and 4Q08. This variation is mainly explained by the extraordinary effects occurred in 4Q08, such as recognition of the extraordinary provision for 3G and the expense of PIS/COFINS on the distribution of Interest on Shareholders’ Equity, effected in 4Q08 (in the amount of R$ 25.3 million). In addition, a reduction in expenses was recorded due to a lower effective interest rate in the period (2.85% in 1Q09 and 3.26% in 4Q08).

LOANS AND FINANCING—VIVO

	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations (1)	353.3	1,418.0	8.5	850.4	—	2,630.2
Debentures	1,325.6	—	—	—	—	1,325.6
Commercial Papers	1,126.5	—	—	—	—	1,126.5
Resolution 2770	166.3	—	—	163.4	894.3	1,224.0
Anatel (Financing of 3G Licenses)	1,236.9	—	—	—	—	1,236.9
Working Capital	262.3	—	—	—	—	262.3
Others	0.1	—	—	0.2	—	0.3

Adjust “Law 11.638/07”	(2.3)	—	—	(81.8)	(8.6)	(92.7)

Total	4,468.7	1,418.0	8.5	932.2	885.7	7,713.1

Exchange rate used		1.972884	0.045386	2.315200	0.023346

Payment Schedule—Long Term
2009	1,471.5	121.1	2.8	66.5	857.4	2,519.3
as from 2009	2,997.1	1,296.9	5.8	865.7	28.3	5,193.8
Total	4,468.6	1,418.0	8.6	932.2	885.7	7,713.1

(1)	Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).

NET DEBT—VIVO

	Consolidated		Combined Dec 30.07
	Dec 30.08	Sep 30.08
Short Term	2,994.3	3,119.8	2,214.0
Long Term	4,718.8	4,883.3	2,755.5

Total debt	7,713.1	8,003.1	4,969.5

Cash and cash equivalents	(1,820.0)	(2,271.7)	(3,178.2)
Derivatives	(313.6)	(429.3)	438.2

Net Debt	5,579.5	5,302.1	2,229.5

(*)	BNDES long term interest rate unit

(**)	UMBND—prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Increase of debt due to payment of Fistel Fee and dividends Improved debt profile.	The Company closed March 2009 with a debt of R$ 7,713.1 million (R$ 4,969.5 million at March 31, 2008), of which 23.7% is denominated in foreign currency, 99.9% of which being hedged. The debt recorded in the 1Q09 was offset by cash and financial investments (R$ 1,820.0 million) and by derivative assets and liabilities (R$ 313.6 million receivable), resulting in a net debt of R$5,579.5 million (R$ 2,229.5 million at March 31, 2008).
Despite the increase in the net debt, the debt profile improved. In 1Q08, 55.4% of the debt was at long term, while in 1Q09 the long term debt represented 61.2%. This change in the debt composition has occurred due to higher funding from structured transactions (BNDES and BNB) and to the use of the credit facility granted for the 3G license which was made available in the auction carried out by Anatel.
The increase in the net debt in 1Q09, when compared to 1Q08, is mainly due to the acquisitions of 3G licenses and of Telemig Celular Participações S/A, offset by generation of cash in the period.
In the comparison between 1Q09 and 4Q08, the consolidated net debt recorded an increase of R$ 277.4 million. Although the company has recorded a good operational cash generation in 1Q09 in the amount of R$ 619.2 million, which was impacted by payment of the TFF (Installation and Inspection Fee) to Anatel in the amount of R$ 552.5 million, Vivo’s payments of CAPEX (R$ 541.3 million) and of dividends (R$ 122.7 million) increased.

In 1Q09, the Company issued one-series, simple, non-convertible in shares, in the amount of R$ 210.0 million, at a cost of 113.55% of the CDI, with maturity date on 01/11/10.

Investments (CAPEX)

Investments in the GSM and WCDMA/HSUPA network, resulting in coverage and quality leadership.	The expenditures were intended for ensuring continued quality of the network in order to support the accelerated growth Vivo has been experiencing, the increase of the Global System for Mobile Communication, or GSM/EDGE capacity and the continued expansion of the Wide-Band Code-Division Multiple Access, or WCDMA/HSUPA network, in addition to meeting the coverage goals set forth by Anatel. The Company closed 1Q09 with coverage in 3,119 municipalities, reaching more than 84% of the Brazilian population. CAPEX in 1Q09 represents 13.5% of the net revenue. The coverage of 399 municipalities with 3.5G consolidates its leadership in this technology.

CAPEX—VIVO

R$ million	Consolidated 1 Q 09	Consolidated 4 Q 08	Combined 1 Q 08
Network	375.9	978.4	138.4
Technology / Information System	53.7	109.8	42.6
Licenses	0.0	0.0	0.0
Adjust of Licenses to Present Value (Inst CVM 469/08)	0.0	74.8	0.0
Products and Services, Channels, Administrative and others	111.7	156.8	87.8
Total	541.3	1,319.8	268.8

% Net Revenues	13.5%	30.9%	7.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	May 21, 2009	By:	/s/ ERNESTO GARDELLIANO
		Name:	Ernesto Gardelliano
		Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.